   As Filed with the Securities and Exchange Commission on September 17, 2003


                                                    Registration No. 333-103672

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                 POST-EFFECTIVE
                                AMENDMENT NO. 1

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ----------------

                              Steel Dynamics, Inc.
             (Exact name of registrant as specified in its charter)

                      Indiana                                            35-1929476
          (State or other jurisdiction of                             (I.R.S. Employer
           incorporation or organization)                            Identification No.)

                                                               Keith E. Busse, President & CEO
       6714 Pointe Inverness Way, Suite 200                 6714 Pointe Inverness Way, Suite 200
             Fort Wayne, Indiana 46804                            Fort Wayne, Indiana 46804
                   (260) 459-3553                                      (260) 459-3553
(Address, including zip code, and telephone number,   (Name, address, including zip code, and telephone
   including area code, of registrant's principal           number, including area code, of agent
                 executive offices)                                     for service)

                                   Copies to:
                             Robert S. Walters, Esq.
                              Barrett & McNagny LLP
                              215 East Berry Street
                            Fort Wayne, Indiana 46802
                                 (260) 423-9551

   Approximate date of commencement of the proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|

                                                       (continued on next page)


   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


===============================================================================

                                ----------------


   Pursuant to Rule 429 under the Securities Act, this registration statement contains a combined prospectus that covers shares of our common stock previously registered that remain unsold under Registration Statement on Form S-3, SEC File No. 333-82210. Accordingly, this Post-Effective Amendment No. 1 to this registration statement also constitutes a post-effective amendment to such earlier registration statement, which will become effective concurrently with the effectiveness of this Post-Effective Amendment No. 1.

                                Explanatory Note

   The purpose of this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 of Steel Dynamics, Inc. (333-103672) is to amend the table under the caption "Selling Securityholders" in the prospectus to add the names of selling securityholders who have requested inclusion in the prospectus since June 11, 2003, the date of effectiveness of the Registration Statement, and to update certain other disclosures in the prospectus.

PROSPECTUS


                Subject to Completion, Dated September 17, 2003

                           [Steel Dynamics, Inc. Logo]

                   4% Convertible Subordinated Notes due 2012
                           [Cusip Number: 858119 AD2]
     6,762,874 Shares of Common Stock Issuable Upon Conversion of the Notes
                                      and
                   436,150 Additional Shares of Common Stock

                                ----------------

   On December 23, 2002 and on January 3, 2003, we issued and sold $115,000,000 aggregate principal amount of our 4% Convertible Subordinated Notes due 2012 in a private offering. The holders of the notes and the common stock issuable upon conversion of the notes, identified in this prospectus, as well as the holder of the other shares of common stock identified in this prospectus, may from time to time offer up to the full amount of these securities pursuant to this prospectus. If required, we will set forth the names of any other selling securityholders in another post-effective amendment to the registration statement of which this prospectus is a part.


   We will not receive any proceeds from the sale of the notes, the shares of common stock issuable upon conversion of the notes or the other shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The selling securityholders will also pay any applicable discounts, commissions or concessions in connection with such sale. The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the securities may be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, concessions or profit they earn on any resale of the securities may constitute underwriting discounts or commissions under the Securities Act.

   We will pay interest on the notes on June 15 and December 15 of each year, beginning June 15, 2003. The notes mature on December 15, 2012, unless earlier converted, redeemed or repurchased by us.

   Beginning with the six-month interest period commencing December 15, 2007, we will pay additional contingent interest on the notes during any six-month interest period from December 15 to June 14 and from June 15 to December 14, if the trading price of a note for each of the five trading days immediately preceding the first day of the applicable six-month interest period equals 120% or more of the principal amount of such note.

   Holders of notes may convert the notes, before maturity, into shares of our common stock at a conversion rate of 58.8076 shares per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $17.0046 per share), subject to adjustment, only under the following circumstances:

     (1) During any fiscal quarter commencing after December 31, 2002, at any time after the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter;

     (2) After the earlier of (a) the date the notes are rated by both Standard & Poor's Credit Market Services, a division of the McGraw-Hill Companies, and Moody's Investor Services, Inc. and (b) January 31, 2003, during any period that the long-term credit rating assigned to the notes by either Standard & Poor's or Moody's (or any successor to these entities) is "CCC" or "Caa3", respectively, or lower, or if either of these rating agencies no longer rates the notes, or if either of these rating agencies suspends or withdraws the rating assigned to the notes, or if the notes are not assigned a rating by both rating agencies;

     (3) If the notes have been called for redemption; or

     (4) Upon the occurrence of specified corporate events described under "Description of Notes."

   From December 18, 2007 through December 14, 2008, we may redeem any of the notes at a redemption price of 101.143%, and from December 15, 2008 through December 14, 2009 at a redemption price of 100.571% of their principal amount plus accrued interest. After December 15, 2009, we may redeem any of the notes at a redemption price of 100% of their principal amount plus accrued interest. You may also require us to repurchase your notes on or after December 15, 2009, or following a fundamental change, at a purchase price of 100% of the principal amount of the notes plus accrued interest.

   The notes are junior to all of our existing and future senior indebtedness and are structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed.

   For U.S. federal income tax purposes, the notes are subject to U.S. federal income tax rules applicable to contingent payment debt instruments. See "U.S. Federal Income Tax Considerations" beginning on page 41.

   The notes originally issued in the private placement are eligible for trading on The Private Offerings, Resales and Trading Through Automated Linkages, or "PORTAL Market" of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL Market. We do not intend to list the notes on any national securities exchange.


   Our common stock is listed on The Nasdaq National Market under the symbol "STLD." On September 16, 2003, the closing sale price of our common stock on The Nasdaq National Market was $16.01.


                                ----------------

   Investing in the Notes, the Common Stock Issuable Upon Conversion of the Notes, and the Additional Common Stock Involves Risks. See "Risk Factors" beginning on page 6.

                                ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


               The date of this prospectus is September 17, 2003.


The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Important Notice to Readers .............................................     i
Prospectus Summary ......................................................     1
The Offering ............................................................     3
Risk Factors ............................................................     6
Special Note Regarding Forward Looking Statements .......................    18
Use of Proceeds .........................................................    19
Ratios of Earnings to Fixed Charges .....................................    19
Description of Notes ....................................................    19
Description of Capital Stock ............................................    33
Price Range of Common Stock .............................................    35
Dividend Policy .........................................................    36
Selling Securityholders .................................................    36
Plan of Distribution ....................................................    39
Certain United States Federal Income Tax Considerations .................    41
Certain ERISA Considerations ............................................    46
Legal Matters ...........................................................    47
Experts .................................................................    47
Where You Can Find More Information .....................................    48
Information Incorporated by Reference ...................................    48

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

                                ----------------

   Unless otherwise indicated, all references in this prospectus to "SDI," "Steel Dynamics," "Company," "we," "our," "ours" and "us" refer to Steel Dynamics, Inc. together with its subsidiaries.

                          IMPORTANT NOTICE TO READERS

   This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the selling securityholders may from time to time offer notes or shares of our common stock issuable upon conversion of the notes or otherwise covered by this prospectus. Each time a selling securityholder offers notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See "Where You Can Find More Information" and "Information Incorporated by Reference" for more information.

                               PROSPECTUS SUMMARY

   This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information you should consider before investing in the notes or the common stock issuable upon conversion of the notes or otherwise covered by this prospectus. You should read carefully this entire prospectus, including the section entitled "Risk Factors" and the information incorporated by reference herein, including our financial statements and the notes thereto.

                                 Steel Dynamics

   We are a steel manufacturing company that owns and operates electric furnace steelmaking mini-mills.

   We own and operate a flat-rolled mini-mill located in Butler, Indiana, which we built and have operated since 1996, with an annual production capacity of
2.2 million tons of flat-rolled steel. Our Butler mini-mill, which actually produced 2.4 million tons during 2002, produces a broad range of high quality hot-rolled, cold-rolled and coated steel products, including a large variety of high value-added and high margin specialty products such as thinner gauge rolled products and galvanized products. We sell our flat-rolled products directly to end-users, intermediate steel processors and service centers primarily in the Midwestern United States. Our products are used in numerous industry sectors, including the automotive, construction and commercial industries.


   In May 2002, we announced plans to construct a new coil coating facility at our Butler mini-mill and we expect to complete this facility and to commence coating operations in October of 2003. This $25 to $30 million facility will have an annual production capacity of 240,000 tons.

   In March 2003, we announced plans to purchase the assets of the steel coating facility formerly owned by GalvPro II LLC in Jeffersonville, Indiana for $17.5 million plus a potential of an additional $1.5 million based on an earn-out formula. On March 14, 2003, we consummated this purchase. We anticipate that this facility will be capable of producing between 300,000 and 350,000 tons per year of light-gauge, hot-dipped cold-rolled galvanized steel. We operate this new facility as a part of our Butler, Indiana Flat Roll Division, which supplies the Jeffersonville plant with steel coils for coating. We expect to invest between approximately $2 and $6 million of additional capital for certain equipment modifications and upgrades to the facility. We commenced production at this facility in July 2003. Our new Jeffersonville facility, together with our new coil-coating facility in Butler, will enable us to further increase the mix of higher-margin value-added downstream steel products. This value-added product mix, during 2002, was approximately 60% of our total flat-roll shipments.

   We began construction of our new structural steel and rail mini-mill in Columbia City, Indiana in May 2001, completed plant construction in April 2002 and commenced commercial structural steel operations during the third quarter of 2002. Our Columbia City mini-mill is designed to have an annual production capacity of up to 1.3 million tons of structural steel beams, pilings and other steel components for the construction, transportation and industrial machinery markets, as well as standard and premium grade rails for the railroad industry. Through regular product introductions and continued production ramp-up of structural steel products, we anticipate that during the fourth quarter of 2003 we will be able to offer a full compliment of wide flange beams and H-piling structural steel products. In addition, we expect to begin production of standard rail products during the fourth quarter of 2003. Initial rail production will be used in a testing capacity to be monitored by individual railroad companies for qualification purposes. This qualification process may take between six and nine months.

   On September 6, 2002, we purchased the special bar quality mini-mill assets in Pittsboro, Indiana formerly owned by Qualitech Steel SBQ LLC. We paid
$45 million for these assets and currently plan to invest approximately
$75 million of additional capital to upgrade and modify the Pittsboro facility for the production of merchant bars and shapes, as well as reinforcing bar products. We also expect to produce certain special bar quality products at this facility in the future. After completion of remaining engineering plans and equipment specification, we expect to begin SBQ steel production in the first quarter of 2004 and general bar product production in the second quarter of 2004. After modification, we expect the Pittsboro facility to have a capacity of approximately 500,000 to 600,000 tons per year.

   On February 24, 2003, we announced that we are making plans to restart ironmaking operations at our wholly-owned Iron Dynamics facility adjacent to our Butler, Indiana mini-mill. Since 1997, we have tried to develop and commercialize a pioneering process for the production of a virgin form of iron that might serve as a lower cost substitute for a portion of the metallic raw material mix that goes into our electric arc furnaces to be melted into new steel. Since initial start-up in August 1999, we encountered a number of difficulties associated with major pieces of equipment and with operating processes and systems, and on several occasions during 1999 and 2000 shut the facility down for redesign, re-engineering and retrofitting. In July 2001, we suspended operations because of higher than expected start-up and process refinement costs, high energy costs, low production quantities encountered at that time, and then historically low steel scrap pricing existing at that time. These factors made the cost of producing and using Iron Dynamics' scrap substitute at our flat-rolled mini-mill higher than our cost of purchasing and using steel scrap. We continued to make refinements to our systems and processes, however, and began experimental production trials in the fourth quarter of 2002. After an evaluation of these production trials, we concluded that the improved production technology, coupled with our ability to recycle waste materials and the current relatively high price of scrap, makes the restart of this liquid pig iron production facility feasible. We currently expect that the Iron Dynamics operation will restart during the fourth quarter of 2003 and, if the results of our restart indicate that we will be able to produce liquid pig iron in sufficient quantities and at a cost to be competitive with purchased pig iron, we could begin commercial production later in 2003. We also anticipate that the use of this liquid pig iron raw material will provide cost and operational benefits to our Butler, Indiana steelmaking operations. We expect to invest approximately $14 million of additional capital for modifications and refinements, including the installation of three additional briquetting machines in the facility, which will enable us to stockpile iron briquettes after reduction in the rotary hearth furnace, as well as to introduce the hot briquettes directly into our submerged arc furnace. After the briquettes are liquefied, the hot liquid pig iron will be transferred in ladles to the flat-roll mill's meltshop and combined with scrap steel in the mill's electric arc furnaces.


   On February 27, 2003, we announced that we were increasing our ownership in our consolidated New Millennium Building Systems subsidiary from our existing 46.6% ownership to 100%, through our acquisition of (a) the 46.6% interest in New Millennium previously held by New Process Steel Corporation, a privately held Houston, Texas steel processor, which we have already consummated at a cost of $3.5 million, plus the purchase of New Process Steel's portion of New Millennium's subordinated notes payable, including accrued interest, to New Process Steel for $3.9 million, and (b) an agreement to acquire the remaining 6.8% stake, held by other minority investors, which we consummated, during the first quarter of 2003. The New Millennium facility, which began production in June of 2000, produces steel building components, including joists, girders, trusses and steel roof and floor decking, which we sell primarily in the upper Midwest non-residential building components market. Our Butler flat-roll mill supplies a majority of the hot-rolled steel utilized in New Millennium's manufacturing operations.

   Steel Dynamics, Inc. is an Indiana corporation, incorporated in August 1993, and commenced operations in January 1996. Our principal executive offices are located at 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804 and our telephone number is (260) 459-3553.

                                  The Offering


Securities Offered. . . . . . . . . . . . .  $115,000,000 aggregate principal amount of 4% Convertible
                                             Subordinated Notes due 2012.

Maturity Date . . . . . . . . . . . . . . .  December 15, 2012.

Interest. . . . . . . . . . . . . . . . . .  4.0% per annum on the principal amount, payable semi-annually in
                                             arrears in cash on June 15 and
                                             December 15 of each year,
                                             beginning June 15, 2003.

                                             We will pay contingent interest in
                                             addition during any six-month
                                             period from December 15 to June 14
                                             and from June 15 to December 14,
                                             with the initial six-month period
                                             commencing December 15, 2007, if
                                             the trading price of a note for
                                             each of the five trading days
                                             immediately preceding the first
                                             day of the applicable six-month
                                             period equals 120% or more of the
                                             principal amount of such note.
                                             During any interest period when
                                             contingent interest shall be
                                             payable, the contingent interest
                                             payable per note will be an amount
                                             equal to 0.25% of the average
                                             trading price per $1,000 principal
                                             amount of notes during the five
                                             trading days immediately preceding
                                             the first day of the applicable
                                             six-month interest period.

Conversion. . . . . . . . . . . . . . . . .  You may convert your notes into shares of our common stock in only
                                             the following circumstances:

                                             o   at any time after the closing
                                                 sale price of our common stock
                                                 exceeds 120% of the conversion
                                                 price for at least 20 trading
                                                 days in the 30 consecutive
                                                 trading days ending on the
                                                 last trading day of any fiscal
                                                 quarter commencing after
                                                 December 31, 2002; or

                                             o   after the earlier of (a) the
                                                 date the notes are rated by
                                                 both Standard & Poor's Credit
                                                 Market Services, a division of
                                                 the McGraw-Hill Companies, and
                                                 Moody's Investor Services,
                                                 Inc. and (b) January 31, 2003,
                                                 during any period that the
                                                 long-term credit rating
                                                 assigned to the notes by
                                                 either Standard & Poor's or
                                                 Moody's (or any successors to
                                                 these entities) is "CCC" or
                                                 "Caa3", respectively, or
                                                 lower, or if either of these
                                                 rating agencies no longer
                                                 rates the notes, or if either
                                                 of these rating agencies
                                                 suspends or withdraws the
                                                 rating assigned to the notes,
                                                 or if the notes are not
                                                 assigned a rating by both
                                                 rating agencies; or

                                             o   if the notes have been called
                                                 for redemption; or

                                             o   upon the occurrence of
                                                 specified corporate events
                                                 described under "Description
                                                 of Notes."

                                             The initial conversion rate will
                                             be 58.8076 shares of our common
                                             stock for each $1,000 principal
                                             amount of notes converted
                                             (equivalent to an initial
                                             conversion price of approximately
                                             $17.0046 per share). The
                                             conversion rate may be adjusted
                                             for certain reasons, but will not
                                             be adjusted for accrued interest.
                                             Upon conversion, you will not
                                             receive any cash payment
                                             representing accrued interest
                                             except in the limited
                                             circumstances described under
                                             "Description of the Notes --
                                             Conversion of Notes." Instead,
                                             accrued and unpaid interest will
                                             be deemed paid by the delivery of
                                             the shares of common stock (or
                                             cash in lieu of such shares) which
                                             you receive on conversion.

                                             The ability to surrender notes for
                                             conversion will expire at the
                                             close of business on December 15,
                                             2012.

Redemption. . . . . . . . . . . . . . . . .  We may redeem any of the notes beginning December 18, 2007, by
                                             giving you at least 30 days'
                                             notice. We may redeem the notes
                                             either in whole or in part at
                                             redemption prices as described in
                                             this prospectus under "Description
                                             of Notes -- Optional Redemption by
                                             Steel Dynamics," plus accrued and
                                             unpaid interest.

Fundamental Change. . . . . . . . . . . . .  If a fundamental change (as described under "Description of
                                             Notes -- Repurchase at Option of
                                             the Holder Upon a Fundamental
                                             Change") occurs prior to maturity,
                                             you may require us to repurchase
                                             all or part of your notes at a
                                             repurchase price equal to 100% of
                                             their principal amount, plus
                                             accrued and unpaid interest.

Repurchase at the Option of the
Holder. . . . . . . . . . . . . . . . . . .  You may require us to repurchase all or a portion of your notes for
                                             cash on December 15, of 2009 at a
                                             repurchase price equal to 100% of
                                             their principal amount, plus
                                             accrued and unpaid interest.

Subordination . . . . . . . . . . . . . . .  The notes are subordinated in right of payment to all of our
                                             existing and future senior
                                             indebtedness. In addition, the
                                             notes are effectively subordinated
                                             to all debt and other liabilities
                                             of our subsidiaries. After giving
                                             effect to the issuance of the
                                             notes and the repayment of
                                             indebtedness under our senior
                                             secured credit facilities with the
                                             net proceeds from the notes, as of
                                             September 30, 2002, we would have
                                             had $440 million of consolidated
                                             debt outstanding other than the
                                             notes, all of which are senior in
                                             right of payment to the notes.

Use of Proceeds . . . . . . . . . . . . . .  We will not receive any of the proceeds from the sale by the
                                             selling securityholders of the
                                             notes or the common stock issuable
                                             upon conversion of the notes.

Registration Rights . . . . . . . . . . . .  We have filed with the SEC a registration statement, of which
                                             this prospectus is a part,
                                             pursuant to a registration rights
                                             agreement with the initial
                                             purchasers of the notes. We have
                                             also agreed to use our reasonable
                                             best efforts to have the
                                             registration statement declared
                                             effective within 180 days of the
                                             date of filing and, subject to
                                             certain exceptions, to use our
                                             reasonable best efforts to keep
                                             the shelf registration statement
                                             effective until either of the
                                             following has occurred:

                                             o   all securities covered by the
                                                 registration statement have
                                                 been sold; or

                                             o   the expiration of the
                                                 applicable holding period with
                                                 respect to the notes and the
                                                 underlying common stock under
                                                 Rule 144(k) under the
                                                 Securities Act of 1933, or any
                                                 successor provision.

United States Federal Income Tax
Considerations. . . . . . . . . . . . . . .  The notes are debt instruments subject to the United States
                                             federal income tax contingent
                                             payment debt regulations. Under
                                             such regulations, even if we do
                                             not pay any contingent interest on
                                             the notes, a beneficial owner of
                                             the notes who is a U.S. holder, as
                                             defined below under "Certain
                                             United States Federal Income Tax

                                             Considerations," will be required
                                             to include interest, which we
                                             refer to as tax original issue
                                             discount, at the rate described
                                             below in its gross income for
                                             United States federal income tax
                                             purposes, regardless of whether
                                             such owner uses the cash or
                                             accrual method of tax accounting.
                                             This imputed interest will accrue
                                             at a rate equal to 9.25% per year,
                                             computed on a semiannual bond
                                             equivalent basis, which represents
                                             the yield on our noncontingent,
                                             nonconvertible, fixed-rate debt
                                             with terms and conditions
                                             otherwise similar to those of the
                                             notes. The rate at which this
                                             imputed interest will accrue for
                                             United States federal income tax
                                             purposes will exceed the stated
                                             cash interest payable on the
                                             notes.

                                             Each holder of the notes will
                                             recognize gain or loss on the
                                             sale, exchange, purchase by us at
                                             the holder's option, conversion,
                                             redemption or retirement of a note
                                             in an amount equal to the
                                             difference between the amount
                                             realized, including the fair
                                             market value of any common stock
                                             received upon conversion, and the
                                             holder's adjusted tax basis in the
                                             notes. Any gain recognized by a
                                             holder on the sale, exchange,
                                             purchase by us at the holder's
                                             option, conversion, redemption or
                                             retirement of a note generally
                                             will be ordinary interest income;
                                             any loss generally will be
                                             ordinary loss to the extent of the
                                             interest previously included in
                                             income, and thereafter, capital
                                             loss. Holders should consult their
                                             tax advisers as to the United
                                             States federal, state, local or
                                             other tax consequences of
                                             acquiring, owning and disposing of
                                             the notes. See "Certain United
                                             States Federal Income Tax
                                             Considerations."

Trading . . . . . . . . . . . . . . . . . .  The notes originally issued in the private placement are eligible for
                                             trading on The Private Offerings,
                                             Resales and Trading Through
                                             Automated Linkages, or "PORTAL
                                             Market" of the National
                                             Association of Securities Dealers,
                                             Inc. However, notes sold pursuant
                                             to this prospectus will no longer
                                             be eligible for trading on the
                                             PORTAL Market. We do not intend to
                                             list the notes on any national
                                             securities exchange.

   For a more complete description of the terms of the notes, see "Description of Notes." For a description of our common stock, see "Description of Capital Stock," including the documents incorporated by reference in this prospectus that are referred to in that section.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

   Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes could decline due to any of these risks, and you may lose all or part of your investment.

   This prospectus and the information incorporated by reference herein also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Industry

 In recent years, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability


   Excessive imports of steel into the United States have in recent years, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong, but as a result of an excess of foreign steelmaking capacity it increases greatly where there is a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America. When there are economic difficulties in these countries this results in lower local demand for steel products and tends to encourage greater steel exports to the United States at depressed prices.

   In addition, we believe the downward pressure on, and depressed levels of, U.S. steel prices in recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. Even though various protective actions taken by the U.S. government during 2001 and 2002, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002, these protective measures are only temporary, and many foreign steel manufacturers have been granted exemptions from the application of these measures. In any event, when these measures expire or if they are relaxed, or if prevailing U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices. Moreover, there are products and countries not covered by these protective measures and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. We refer you to "Business -- The Steel Industry" in our Annual Report on Form 10-K for the year ended December 31, 2002 for additional information.


 Intense competition and excess global capacity in the steel industry may continue to exert downward pressure on our pricing


   We may not be able to compete effectively in the future as a result of intense competition. The highly competitive nature of the industry, in part, exerts downward pressure on prices for some of our products. Competition within the steel industry, both domestically and worldwide, is intense and it is expected to remain so. We compete primarily on the basis of (1) price, (2) quality and (3) the ability to meet our customers' product needs and delivery schedules. Our primary competitors are other mini-mills, which may have cost structures and management cultures more similar to ours than integrated mills. We also compete with many integrated producers of hot-rolled, cold-rolled and coated products, many of which are larger, have substantially greater capital resources and have cost structures that have become more competitive. Over the past few years, more than 30 domestic steel producers have entered bankruptcy proceedings. In some cases, these previously marginal producers have been able to emerge from bankruptcy reorganization with lower and more competitive cost structures. In other cases, steelmaking assets have been sold through bankruptcy proceedings to other steelmakers or to new companies, at greatly depressed prices. The reemergence of these producers or their successors has further increased the competitive environment in the steel industry and has contributed to price declines. In the case of certain product applications, steel also competes with other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete.


   In addition, global overcapacity in steel manufacturing and its negative impact on U.S. steel pricing are likely to continue to persist and could have a negative impact on our sales, margins and profitability. The U.S. steel industry continues to be adversely impacted by excess global steel manufacturing capacity. Over the last decade, the construction of new mini-mills, expansion and improved production efficiencies of some integrated mills and substantial expansion of foreign steel capacity have all led to the excess of manufacturing capacity. Increasingly, this overcapacity, combined with the high levels of steel imports into the United States, has exerted downward pressure on domestic steel prices, including the prices of our products, and has resulted in, at times, a dramatic narrowing, or with many companies the elimination, of gross margins.


 The positive effects of President Bush's March 5, 2002 order in contributing to the reduction of excessive imports of steel into the United States may be lessened if appeals to the World Trade Organization by the exporting countries result in a final ruling by that body that the tariffs are illegal or if continued domestic or international political pressure results in a relaxation of, or substantial further exemptions from, the tariffs contained in the order


   If the amount, scope or duration of the Section 201 orders are lessened or adversely changed, it could lead to a resurgence of flat-rolled steel imports, an increase of steel slab imports and/or an increase in welded pipe and tube imports. Any of these results would again put downward pressure on U.S. flat-rolled prices which would negatively impact our sales, margins and profitability.


   On June 22, 2001, the Bush Administration requested that the International Trade Commission, or ITC, initiate an investigation under Section 201 of the Trade Act of 1974 to determine whether steel is being imported into the United States in such quantities as to be a substantial cause of serious injury to the U.S. steel industry. In October 2001, the ITC found "serious injury" due to imports of steel products, including the products we manufacture, and in December 2001, the ITC recommended that the President impose tariffs of approximately 20%-40%, as well as tariff quotas in connection with certain products such as steel slabs. On March 5, 2002, President Bush, among other actions, imposed a three year tariff of 30% for the first year, 24% for the second year and 18% for the third year on imports of hot-rolled, cold-rolled and coated sheet, as well as on imports of steel slabs in excess of a specified annual quota. North American Free Trade Agreement partners of the United States, principally Canada and Mexico, are excluded from these tariffs, as are "developing countries" that account for less than 3% of imported steel. Increased imports from these excluded countries may reduce the benefit from these tariffs to U.S. steel producers, including us.

   Imports of flat-rolled steel declined, in part, due to the imposition of dumping duties that were imposed on certain imports of foreign steel, and, in part, due to the imposition of significant tariffs as a result of this
Section 201 action. While the President's decision to implement a Section 201 remedy was not appealable to U.S. courts, foreign governments may appeal, and some did appeal, to the World Trade Organization, or WTO. In this regard, the WTO has issued a decision that the tariffs imposed by the United States on hot-rolled and cold-rolled finished steel imports violate global trade rules. Furthermore, a number of affected countries have threatened to impose various retaliatory tariffs on U.S. steel or other products or have sought and obtained various product exemptions from the imposition of the tariffs. Accordingly, there is a risk that rulings adverse to the United States or substantial political pressures could result in the President changing the remedy, granting substantial additional exemptions from the remedy, or terminating the remedy entirely prior to the full three years, although any such modification would apply only prospectively.

 Our level of production and our sales and earnings are subject to significant Fluctuations as a result of the cyclical nature of the steel industry and the industries we serve


   The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth, or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. For example, future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, either event of which would decrease our sales, margins and profitability.

   In addition, a disruption or downturn in the automotive, oil and gas, gas transmission, construction, commercial equipment, rail transportation, appliance, agricultural and durable goods industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.


Risks Related to Our Business

 Technology, operating and start-up risks associated with our Iron Dynamics scrap substitute project may prevent us from realizing the anticipated benefits from this project and could result in a loss of our investment


   If we abandon our Iron Dynamics project, or if its process does not succeed, we will not be able to realize the expected benefits of this project and will suffer the loss of our entire investment. As of December 31, 2002, our investment in the Iron Dynamics project was $160 million. Since 1997, our wholly-owned subsidiary, Iron Dynamics, has tried to develop and commercialize a pioneering process of producing a virgin form of iron that might serve as a lower cost substitute for a portion of the metallic raw material mix that goes into our electric arc furnaces to be melted into new steel. This scrap substitute project is the first of its kind. It involves processes that are based on various technical assumptions and new applications of technologies that have yet to be commercially proven. Since our initial start-up in August 1999, we have encountered a number of difficulties associated with major pieces of equipment and with operating processes and systems. Throughout the latter part of each of 1999 and 2000, our Iron Dynamics facility was shut down. During these shut downs, we engaged in time consuming and expensive redesign, re-engineering, reconstruction and retrofitting of major pieces of equipment, systems and processes. As a result, the Iron Dynamics project has taken considerably longer and has required us to expend considerably greater resources than originally anticipated. While we made significant progress during these shut downs in correcting various technical and other deficiencies, we have not yet been successful in achieving the results necessary to bring production output up and product costs down to the point of being commercially competitive. In February 2001, we re-started operations at our Iron Dynamics facility. However, in July 2001, we suspended these operations again, with no specific date set for resumption of operations. This shut down was a result of:


     (1)  higher than expected start-up and process refinement costs;

     (2)  exceptionally high energy costs;

     (3)  low production quantities achieved at the Iron Dynamics facility;
          and

     (4)  historically low steel scrap pricing.

   These factors made the cost of producing and using Iron Dynamics scrap substitute at our flat-rolled mini-mill higher than our cost of purchasing and using steel scrap. Furthermore, we believe that, even with additional development and refinement to the equipment, technology systems and processes, the Iron Dynamics facility may only be able to achieve monthly output levels between 75%-85% of our original estimates, resulting in higher unit costs than originally planned. We currently estimate that these additional developments and refinements will cost approximately $14 million. On July 10, 2002, we announced that we would begin experimental production trials in the fourth quarter of 2002. During the fourth quarter of 2002, we successfully completed certain trials. On February 24, 2003, we announced that we are making plans to restart our ironmaking operations during the second half of 2003. If the results of this restart indicate that we will be able to produce liquid pig iron in sufficient quantities and at a cost to be competitive with purchased pig iron, we could begin commercial production in late 2003. However, Iron Dynamics may never become commercially operational.

   In addition, while we remain optimistic that the remaining start-up difficulties with the equipment, technology, systems and processes can be resolved, our Iron Dynamics facility may not be able to consistently operate or be able to produce steel scrap substitute material in the quantities that will enable it to be cost competitive. Moreover, in connection with any restart of operations, our Iron Dynamics facility may experience additional shutdowns or equipment failures and such shutdowns or failures may have a material adverse impact on our liquidity cost structure and earnings.

 A substantial portion of our flat-rolled products are sold on the spot market, and therefore, our sales, margins and earnings are negatively impacted by decreases in domestic flat-rolled steel prices

   Our sales, margins and earnings are negatively impacted by decreases in domestic flat-rolled steel prices since a significant portion of our flat-rolled products are sold on the spot market. As a result, we are vulnerable to downturns in the domestic flat-rolled steel market. For the three year period ended December 31, 2002, approximately 80% of our flat-roll products were sold on the spot market under contracts with terms of twelve months or less.

 Weakness in the automotive industry would result in a substantial reduction in demand for our products

   A prolonged weakness in the automotive industry would reduce the demand for our products and decrease our sales. In addition, if automobile manufacturers choose to incorporate more plastics, aluminum and other steel substitutes in their automobiles, it could reduce demand for our products. Our sales and earnings fluctuate due to the cyclical nature of the automotive industry. The cyclical nature of the automotive industry is affected by such things as the level of consumer spending, the strength or weakness of the U.S. dollar and the impact of international trade and various factors, such as labor unrest and the availability of raw materials, which affect the ability of the automotive industry to actually build cars. While we do not presently sell a material portion of our steel production directly to the automotive market, a substantial portion of our sales to the intermediate steel processor and service center market is resold to various companies in the automotive industry.

 We may be unable to pass on increases in the cost of scrap and other raw materials to our customers which would reduce our earnings


   If we are unable to pass on higher scrap and other raw material costs to our customers and our margins will decrease and we will be less profitable. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in scrap and other raw material prices. Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials, agricultural machinery and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly and are currently reaching high levels in relation to the selling prices of our steel products. Scrap prices may continue to vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Moreover, some of our integrated steel producer competitors are not as dependant as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, give them a raw material cost advantage over mini-mills. In addition, our operations require substantial amounts of other raw materials, including various types of pig iron, alloys, refractories, oxygen, natural gas and electricity, the price and availability of which are also subject to market conditions.

 We have primarily relied upon one supplier to meet our steel scrap requirements

   Since our inception, we have had an exclusive contract with OmniSource, one of the largest scrap processors and brokers in the Midwest, to purchase steel scrap. Our current agreement with OmniSource expires on December 31, 2004. However, OmniSource may terminate the agreement at anytime on or after July 1, 2003. If the contract terminates for any reason, we would have to find another supplier for steel scrap or develop our own scrap purchasing capability. We may be unable to secure substitute arrangements for steel scrap on the same or better terms as those in our contract with OmniSource. In addition, if our contract is adversely changed for any reason, we may experience an increase in our cost of goods sold.

   For the years ended December 31, 2001 and 2002, we purchased 1.5 million tons and 2.1 million tons, respectively, of steel scrap and scrap substitutes from OmniSource which represented approximately 87% and 82%, respectively, of our total scrap tons purchased during those periods.

 There may be potential conflicts of interest with regard to our relationship with OmniSource

   With respect to any dispute between us and OmniSource involving our existing contract, including its remaining term, any future contract, or in connection with the terms of any commercial transaction, OmniSource may be viewed as having a conflict of interest between what it perceives as being best for itself as a seller of scrap and what is best for us as a buyer of scrap. We may not be able to resolve potential conflicts and if we do resolve them, we may receive a less favorable resolution since we are dealing with OmniSource rather than an unaffiliated person. The chairman of the board and chief executive officer of OmniSource is also a member of our board of directors and is a substantial stockholder of Steel Dynamics. This person has obligations to us as well as to OmniSource and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and OmniSource. OmniSource also supplies scrap to many other customers, including other steel mills.

 We rely upon a small number of major customers for a substantial percentage of our sales

   A loss of any large customer or group of customers could materially reduce our sales and earnings. We have substantial business relationships with a few large customers. For the years ended December 31, 2001 and 2002, our Butler mini-mill's top ten customers accounted for approximately 48% and 54% of our total net sales, respectively. During those periods, our largest customer, Heidtman, accounted for approximately 18% and 17% of our total net sales. We expect to continue to depend upon a small number of customers for a significant percentage of our total net sales, and cannot assure you that any of them will continue to purchase steel from us.

 There may be potential conflicts of interest with regard to our relationship with Heidtman Steel Products, Inc.

   If a dispute arises between us and Heidtman, we may be viewed as having a conflict of interest. What is best for Heidtman as a buyer and what is best for us as a product seller may be at odds. We may be unable to resolve potential conflicts. If we do resolve them, we may receive a less favorable resolution since we are dealing with Heidtman rather than an unaffiliated person. Heidtman is an affiliate of one of our large stockholders and its president and chief executive officer serves as one of our directors. This person has obligations to us as well as to Heidtman and may have conflicts of interest with respect to matters potentially or actually involving or affecting us and Heidtman.

 Start-up and operating risks associated with the construction of our Columbia City structural steel and rail mini-mill could result in materially greater operating costs than those we have anticipated


   Start-up and operating risks associated with the commencement of operations at our Columbia City mini-mill may result in materially greater operating costs than we initially expected. At our Columbia City mini-mill, we are subject to all of the general risks associated with the construction and start-up of a new mini-mill. These risks involve construction delays, cost overruns and start-up difficulties. We could also experience operational difficulties after start-up that could result in our inability to operate our Columbia City mini-mill at full or near full capacity.

 Unexpected equipment failures may lead to production curtailments or shutdowns


   Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.


 We depend heavily on our senior management and we may be unable to replace key executives if they leave

   The loss of the services of one or more members of our senior management team or our inability to attract, retain and maintain additional senior management personnel could harm our business, financial condition, results of operations and future prospects. Our senior management founded our company, pioneered the development of thin-slab, flat-rolled technology and directed the construction of our Butler mini-mill and Columbia City structural mini-mill. Our operations and prospects depend in large part on the performance of our senior management team, including Keith E. Busse, president and chief executive officer, Mark D. Millett, vice president and general manager of our flat-roll division, Richard P. Teets, Jr., vice president and general manager of our structural division, Tracy L. Shellabarger, vice president and chief financial officer and John W. Nolan, vice president, sales and marketing. Although these senior managers have each been employees and stockholders of Steel Dynamics for more than seven years, these individuals may not remain with us as employees. In addition, we may not be able to find qualified replacements for any of these individuals if their services are no longer available. We do not have key man insurance on any of these individuals.

 We may face risks associated with the implementation of our growth strategy

   Our growth strategy subjects us to various risks. As part of our growth strategy, we may expand our existing facilities, build additional plants, acquire other businesses and steel assets, enter into joint ventures, or form strategic alliances that we believe will complement our existing business. These transactions will likely involve some or all of the following risks:

   o the difficulty of competing for acquisitions and other growth opportunities with companies having materially greater financial resources than ours;

   o the difficulty of integrating the acquired operations and personnel into our existing business;

   o the potential disruption of our ongoing business;

   o the diversion of resources;

   o the inability of management to maintain uniform standards, controls, procedures and polices;

   o the difficulty of managing the growth of a larger company;

   o the risk of entering markets in which we have little experience;

   o the risk of becoming involved in labor, commercial, or regulatory disputes or litigation related to the new enterprise;

   o the risk of contractual or operational liability to our venture participants or to third parties as a result of our participation;

   o the inability to work efficiently with joint venture or strategic alliance partners; and

   o the difficulties of terminating joint ventures or strategic alliances.

   These transactions might be required for us to remain competitive, but we may not be able to complete any such transactions on favorable terms or obtain financing, if necessary, for such transactions on favorable terms. Future transactions may not improve our competitive position and business prospects as anticipated, and if they do not, our sales and earnings may be significantly reduced.

 We may be delayed in the construction and start-up of our Pittsboro, Indiana mini-mill


   On September 6, 2002, we purchased, through our wholly owned subsidiary, Dynamic Bar Products, LLC, Qualitech Steel SBQ LLC's special bar quality mini-mill assets located in Pittsboro, Indiana for $45 million, and we have announced plans to invest approximately $75 million in plant upgrades and retrofitting to convert the facility from one capable of producing only special bar quality steel products to a facility capable of also producing merchant bars and shapes and reinforcing bar products.

   It may cost more than the approximately $75 million we estimate is required to convert the Pittsboro mini-mill into a mini-mill for the production of merchant and reinforcing bar. We are also subject to regulatory approval and to construction and start-up delays and operational risks associated with the start-up of a new mini-mill, either in the Pittsboro mini-mill's present configuration or in connection with its conversion. These factors could result in materially greater operating costs than we initially expected. We may also be delayed either as a result of other unforeseen circumstances or events beyond our control.


 Environmental regulation imposes substantial costs and limitations on our operations


   We are subject to the risk of substantial environmental liability and limitations on our operations brought about by the requirements of environmental laws and regulations. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. While we believe that our facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, the risks of substantial costs and liabilities related to compliance with such laws and regulations are an inherent part of our business. Although we are not currently involved in any remediation activities, it is possible that future conditions may develop, arise or be discovered that create substantial environmental remediation liabilities and costs. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean up liability on generators of hazardous waste and other substances that are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. Other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by third parties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting and costly than anticipated.

   In addition to potential clean up liability, in the past we have been, and in the future we may become, subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative conditions. We may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury.


Risks Related to the Notes

 We have substantial indebtedness and debt service requirements which limits our financial and operating flexibility

   After giving effect to the issuance of the notes and the repayment of indebtedness under our senior secured credit facilities with the net proceeds from the notes, as of September 30, 2002, we would have had

$555 million of indebtedness, which would have represented approximately 52% of our total consolidated capitalization, including current maturities of long-term debt.

   Our substantial indebtedness limits our financial and operating flexibility. For example, it could:

   o make it more difficult to satisfy our obligations with respect to our debt, including the notes;

   o limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

   o require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, reducing our ability to use these funds for other purposes;

   o limit our ability to adjust rapidly to changing market conditions; and

   o increase our vulnerability to downturns in general economic conditions or in our business.

   Our ability to satisfy our debt obligations will depend upon our future operating performance, which in turn will depend upon the successful implementation of our strategy and upon financial, competitive, regulatory, technical and other factors, many of which are beyond our control. If we are not able to generate sufficient cash from operations to make payments under our credit agreements or to meet our other debt service obligations, we will need to refinance our indebtedness. Our ability to obtain such financing will depend upon our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. Even if we could obtain such financing, we cannot be sure that it would be on terms that are favorable to us. In addition, we could default on our debt obligations.

 Our senior secured credit agreement and the indenture relating to our 9 1/2% senior notes due 2009 contain restrictive covenants that may limit our flexibility

   Restrictions and covenants in our existing debt agreements, including our senior secured credit agreement and the indenture relating to our 9 1/2% senior notes due 2009, and any future financing agreements, may impair our ability to finance future operations or capital needs or to engage in other business activities. Specifically, these agreements will restrict our ability to:

   o incur additional indebtedness;

   o pay dividends or make distributions with respect to our capital stock;

   o repurchase or redeem capital stock;

   o make investments;

   o create liens and enter into sale and leaseback transactions;

   o make capital expenditures;

   o enter into transactions with affiliates or related persons;

   o issue or sell stock of certain subsidiaries;

   o sell or transfer assets; and

   o participate in certain joint ventures, acquisitions or mergers.

   A breach of any of the restrictions or covenants in our debt agreements could cause a default under our senior secured credit agreement, the 9 1/2% senior notes due 2009, other debt or the notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the notes.

 We may not have sufficient cash flow to make payments on the notes and our other debt

   Our ability to pay principal and interest on the notes and our other debt and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, please see "Risk Factors -- Risks Related to Our Business" and "-- Risks Related to Our Industry." Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

   If our cash flow and capital resources are insufficient to allow us to make scheduled payments on your notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

   If we cannot make scheduled payments on our debt:

   o our debtholders could declare all outstanding principal and interest to be due and payable;

   o the lenders under our senior secured credit agreement could terminate their commitments and commence foreclosure proceedings against our assets;

   o we could be forced into bankruptcy or liquidation; and

   o you could lose all or part of your investment in the notes.

 Because the notes are subordinated to our senior debt and effectively subordinated to the debt and other liabilities of our subsidiaries, you may not receive full payment on your notes

   The notes are junior in right of payment to all of our debt, other than any future debt that expressly provides that it ranks equal with, or is subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding, the holders of our senior debt will be entitled to be paid in full before any payment will be made in on the notes.

   In addition, all payments on the notes may be blocked in the event of a payment default until cured, or for up to 179 days in the event of certain non-payment defaults under our senior secured credit facilities or any other designated senior debt, including our 9 1/2 senior notes due 2009. Such payments may only be blocked once within any period of 365 days.

   In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate in our assets with trade creditors and all other holders of our debt. However, because the indenture for the notes requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less ratably than holders of trade payables and holders of our other debt in any such proceeding. In any of these cases, holder of the notes may not be paid in full.

   After giving effect to the issuance of the notes and the repayment of indebtedness under our senior secured credit facilities with the net proceeds from the notes, as of September 30, 2002, we would have had $440 million of consolidated debt outstanding other than the notes, all of which were senior in right of payment to the notes. The notes are also effectively subordinated in right of payment to all debt and other liabilities, including trade payables and other accrued liabilities, of all of our subsidiaries.

 Since the notes are unsecured, they are also effectively subordinated to any of our existing and future secured debt

   Our obligations under the notes are unsecured. In contrast, our obligations under our senior secured credit agreement are secured by a significant portion of our assets. As a result, the notes are effectively subordinated to our obligations under our senior secured credit agreement as well as any other secured debt. If we are in default on these secured obligations, you may not receive principal and interest payment on your notes. After giving effect to the issuance of the notes and the repayment of indebtedness under our senior secured credit facilities with the net proceeds from the notes, as of September 30, 2002, we would have had $165 million of secured indebtedness outstanding, and the ability to borrow $75 million more under our senior secured credit agreement.

 Despite our substantial indebtedness, we may still incur significantly more debt, which could further increase the risks described above

   The terms of our senior secured credit agreement and the indentures related to the notes and the 9 1/2% senior notes due 2009 do not prohibit us or our subsidiaries from incurring additional indebtedness in the future. Any additional debt could be senior to the notes and could increase the risks described above.

 We may not be able to raise the funds necessary to finance our obligation to purchase the notes at the option of the holder and your repurchase right may result in a default under our other debt under some circumstances

   On December 15, 2009, and upon the occurrence of a fundamental change (as defined), holders of the notes will have the right to require us to purchase all or a portion of their notes for cash. See "Description of Notes -- Repurchase at Option of the Holder" and "Description of Notes -- Repurchase at Option of the Holder Upon a Fundamental Change." However, we may not have sufficient funds at that time to make the required purchase of all the notes surrendered for purchase and, if we don't, we may not be able to raise the necessary funds either through the sale of assets, debt or equity financings or otherwise. In addition, the agreements governing our other debt, including the senior secured credit agreement, may prohibit us from making any such repurchase and we cannot assure you that we would be able to obtain any consent or waiver from our lenders.

   In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a fundamental change under the indenture.

 The value of the conversion right associated with the notes may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction

   If we are party to a consolidation, merger or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into, or into the right to receive, cash, securities or other property, at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

 We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors and our stock price may be volatile and could decline substantially

   The market price of the notes is expected to be affected significantly by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue. Our stock price may decline substantially as a result of the volatile nature of the stock market and other factors beyond our control. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline following this offering, including:

   o our operating results failing to meet the expectations of securities analysts or investors in any quarter;

   o downward revisions in securities analysts' estimates;

   o material announcements by us or our competitors;

   o public sales of a substantial number of shares of our common stock following this offering;

   o governmental regulatory action; or

   o adverse changes in general market conditions or economic trends.

   In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

 If we increase the applicable conversion rate for the notes, we would be required to file a new registration statement covering the resale of the additional shares and the issuance of such additional shares would dilute the equity of existing holders of our common stock

   Under the indenture, we are entitled, at any time and in any amount, to increase the conversion rate at which holders of notes may convert their notes into shares of our common stock, from the initial rate of 58.8076 shares per $1,000 principal amount of notes, to a greater conversion rate. If we increase the conversion rate, however, we would be required to file a new registration statement with the SEC covering the resale of any additional shares of common stock issuable as a result of such increase, the SEC might review and issue comments regarding such additional filing, and, in any event, the issuance of such additional shares would dilute the equity of existing holders of our common stock.

 Shares eligible for public sale could adversely affect our stock price and in turn the market price of the notes

   The future sale of a substantial number of our shares of common stock in the public market, or the perception that such sales could occur, could significantly reduce our stock price which, in turn, could adversely affect the market price of the notes. It could also make it more difficult for us to raise funds through equity offerings in the future.


   As of September 15, 2003, we had 47,689,797 shares of common stock outstanding including 13,887,297 restricted shares held by some of our stockholders. This does not include the 6,762,874 shares of common stock that are issuable upon conversion of the notes. The restricted shares may in the future be sold without registration under the Securities Act of 1933 to the extent permitted by Rule 144 under the Securities Act or any applicable exemption under the Securities Act. In addition, stockholders holding 13,451,147 of these restricted shares have the right to require us to file a registration statement under the Securities Act to register their shares of common stock.

   In addition, we have filed registration statements under the Securities Act to register shares of common stock reserved for issuance under our stock option plans, thus permitting the resale of such shares by non-affiliates upon issuance in the public market without restriction under the Securities Act. As of September 15, 2003, options to purchase 2,702,854 shares were outstanding under these stock option plans.


 An active trading market for the notes may not develop

   The notes comprise a new issue of securities for which there is currently no public market. We do not plan to list the notes on any securities exchange or to include them in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

 You should consider the United States federal income tax consequences of owning the notes

   The notes are characterized as indebtedness for United States federal income tax purposes. Accordingly, holders will be required to include, in their income, interest with respect to the notes.

   The notes are characterized as contingent payment debt instruments for United States federal income tax purposes, and are subject to United States federal income tax rules applicable to contingent payment debt instruments. Moreover, under the indenture, we agree, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments, and the discussion below assumes that the notes will be so treated. However, no assurance can be given that the Internal Revenue Service will not assert that the notes should be treated differently. Any such different treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In general, beneficial owners of the notes will be required to accrue ordinary interest income, which we refer to as tax original issue discount, on the notes, in advance of the receipt of the cash or other property attributable to the notes, regardless of whether such owner uses the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue tax original issue discount based on the rate at which we would issue a noncontingent, nonconvertible, Fixed-rate debt instrument with terms and conditions otherwise similar to those of the notes, rather than at a lower rate based on the stated semi-annual cash interest payable on the notes. Accordingly, owners of the notes will be required to include interest in taxable income in each year in excess of the stated semi-annual cash interest payable on the notes. Furthermore, upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note, owners of the notes will recognize gain or loss equal to the difference between the amount realized and their adjusted tax basis in the notes. In general, the amount realized will include, in the case of a conversion, the fair market value of shares of our common stock received. Any gain on a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will be treated as ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Owners of the notes should consult their tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes. A summary of the United States federal income tax consequences of ownership of the notes is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

 You may only convert the notes into shares of our common stock under certain circumstances, which may not occur

   The notes may only be converted into shares of our common stock if one or more of the conditions described under "Description of Notes -- Conversion of Notes" are satisfied. We cannot assure you that any notes you purchase will become convertible into shares of our common stock prior to their stated maturity. If you are unable to convert your notes prior to their stated maturity, you may be unable to realize the value of the conversion rights associated with your notes.

 Conversion of the notes will dilute the ownership interests of existing stockholders

   The conversion of some or all of the notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Throughout this prospectus, including documents we incorporate by reference, we may make statements that express our opinions, expectations, or projections regarding future events or future results, in contrast with statements that reflect historical facts. These predictive statements, which we generally precede or accompany by such typical conditional words as "anticipate," "intend," "believe," "estimate," "plan," "seek," "project" or "expect," or by the words "may," "will," or "should," are intended to operate as "forward looking statements" of the kind permitted by the Private Securities Litigation Reform Act of 1995, incorporated in Section 27A of the Securities Act and
Section 21E of the Securities Exchange Act of 1934, as amended. That legislation protects such predictive statements by creating a "safe harbor" from liability in the event that a particular prediction does not turn out as anticipated.

   While we always intend to express our best judgment when we make statements about what we believe will occur in the future, and although we base these statements on assumptions that we believe to be reasonable when made, these forward looking statements are not a guarantee of performance, and you should not place undue reliance on such statements. Forward looking statements are subject to many uncertainties and other variable circumstances, many of which are outside of our control, that could cause our actual results and experience to differ materially from those we thought would occur.

   The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

   o cyclical changes in market supply and demand for steel; general economic conditions; U.S. or foreign trade policy affecting steel imports or exports; and governmental monetary or fiscal policy in the U.S. and other major international economies;

   o risks and uncertainties involving new products or new technologies, such as our Iron Dynamics ironmaking process, in which the product or process or certain critical elements thereof may not work at all, may not work as well as expected, or may turn out to be uneconomic even if they do work;

   o changes in the availability or cost of steel scrap, steel scrap substitute materials or other raw materials or supplies which we use in our production processes, as well as periodic fluctuations in the availability and cost of electricity, natural gas or other utilities;

   o the occurrence of unanticipated equipment failures and plant outages or incurrence of extraordinary operating expenses;

   o actions by our domestic and foreign competitors, including the addition or reduction of production capacity, or loss of business from one or more of our major customers or end-users;

   o labor unrest, work stoppages and/or strikes involving our own workforce, those of our important suppliers or customers, or those affecting the steel industry in general;

   o the effect of the elements upon our production or upon the production or needs of our important suppliers or customers;

   o the impact of, or changes in, environmental laws or in the application of other legal or regulatory requirements upon our production processes or costs of production or upon those of our suppliers or customers, including actions by government agencies, such as the U.S. Environmental Protection Agency or the Indiana Department of Environmental Management, on pending or future environmentally related construction or operating permits;

   o pending, anticipated or unanticipated private or governmental liability claims or litigation, or the impact of any adverse outcome of any currently pending or future litigation on the adequacy of our reserves, the availability or adequacy of our insurance coverage, our financial well-being or our business and assets;

   o changes in interest rates or other borrowing costs, or the effect of existing loan covenants or restrictions upon the cost or availability of credit to fund operations or take advantage of other business opportunities;

   o changes in our business strategies or development plans which we may adopt or which may be brought about in response to actions by our suppliers or customers, and any difficulty or inability to successfully consummate or implement as planned any of our projects, acquisitions, joint ventures or strategic alliances; and

   o the impact of governmental approvals, litigation, construction delays, cost overruns or technology risk upon our ability to complete, start-up or continue to profitably operate a project, or to operate it as anticipated.

   We also believe that you should read the many factors described in "Risk Factors" to better understand the risks and uncertainties inherent in our business and underlying any forward looking statements.

   Any forward looking statements which we make in this prospectus or in any of the documents that are incorporated by reference herein speak only as of the date of such statement, and we undertake no ongoing obligation to update such statements. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

                                USE OF PROCEEDS

   The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes or otherwise offered by this prospectus. We will not receive any proceeds.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   Our ratios of earnings to fixed charges for each of the periods indicated are as follows:

                                                     Year Ended December 31,
                                            -----------------------------------------
                                            2002   2001    2000   1999    1998   1997
                                            ----   ----    ----   ----    ----   ----
   Ratio of earnings to fixed charges...    3.74x   .79x   2.78x  2.48x   3.10x  4.01x

   For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, and extraordinary items, adjusted for the portion of fixed charges deducted from these earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuance costs other than those classified as extraordinary.

                              DESCRIPTION OF NOTES

   The notes were issued under an indenture dated as of December 23, 2002, between Steel Dynamics, or SDI, as issuer, and Fifth Third Bank, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement, which we entered into with the initial purchaser of the notes. The indenture and the registration rights agreement are exhibits to the registration statement of which this prospectus is a part.

   The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes.

   As used in this "Description of Notes" section, references to "Steel Dynamics," "SDI," "we," "our" or "us" refer solely to Steel Dynamics, Inc. and not to our subsidiaries.

General

   The notes are general unsecured obligations of Steel Dynamics. Our payment obligations under the notes are subordinated to our senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. See "-- Subordination of Notes." The notes are convertible into common stock as described under "Conversion of Notes."

   The notes are limited to $115 million aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 15, 2012 unless earlier converted, redeemed or repurchased.

   Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

   You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under "Repurchase at Option of the Holder."

   Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes will be deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the notes as a contingent payment, and the discussion herein assumes that such treatment is correct. However, the characterization of instruments such as the notes and the application of such regulations is uncertain in several respects. See "Certain United States Federal Income Tax Considerations."

   We will pay interest, including contingent interest, if any, on June 15 and December 15 of each year, beginning June 15, 2003, to record holders at the close of business on the preceding June 1 and December 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption or repurchase date is an interest payment date.

   We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. We may pay interest either:

   o by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

   o by transfer to an account maintained by you in the United States.

   However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

   The notes are debt instruments that are subject to the contingent payment debt regulations. Therefore, the notes were issued with original issue discount for United States federal income tax purposes, which we refer to as tax original issue discount. In general, beneficial owners of the notes will be required to accrue interest income on the notes for United States federal income tax purposes in the manner described herein, regardless of whether such owners use the cash or accrual method of tax accounting. Beneficial owners will be required, in general, to accrue interest each year, as tax original issue discount, based on the rate at which we would issue a noncontingent, nonconvertible, fixed-rate debt instrument with terms and conditions otherwise similar to those of the notes, rather than at a lower rate based on the accrual on the notes for non-tax purposes (i.e., in excess of the stated semi-annual interest payments and any contingent interest payments) actually received in that year. Accordingly, owners of notes will be required to include tax original issue discount as interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes. Furthermore, upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note, holders will recognize gain or loss equal to the difference between the amount realized and their adjusted tax basis in the note. The amount realized will include, in the case of a conversion, the fair market value of shares of our common stock received. Any gain recognized on a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will be treated as ordinary interest income. Holders are expected to consult their own tax advisors as to the United States federal, state, local or other tax consequences of acquiring, owning and disposing of the notes.

Ranking

   The notes are junior in right of payment with all our existing and future senior indebtedness. As of September 30, 2002, after giving effect to the issuance of the notes and the repayment of indebtedness under our senior secured credit facilities with the net proceeds from the notes, we would have had $440 million of consolidated indebtedness outstanding other than the notes, all of which would have been senior to the notes. The notes are effectively subordinated to all of the liabilities of our subsidiaries.

Conversion of Notes

   You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

   o upon satisfaction of a market price condition;

   o upon the occurrence of specified credit rating events with respect to the notes;

   o upon notice of redemption; or

   o upon specified corporate transactions.

   The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to redeem your notes other than upon a fundamental change, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. If any note is converted during the period after a record date for an interest payment date to but excluding the corresponding interest payment date, then unless that note has been called for redemption on a redemption date during that period (in which case we will not be required to pay interest on that interest payment date with respect to that note), the notes must be accompanied by funds equal to the interest payable on that interest payment date on the principal amount so converted; provided that no such payment need be made to the extent any overdue interest, or overdue contingent interest, if any, exists at the time of conversion with respect to such note. You will not receive any cash payments representing accrued interest, including contingent interest, if any, upon conversion unless you convert on an interest payment date and were the record holder on the applicable record date.

   Our delivery to you of shares of common stock into which a note is convertible, together with any cash payment in lieu of any fractional shares, will satisfy our obligation to pay the principal amount of such note, the accrued but unpaid cash interest, including contingent interest, if any, and accrued tax original issue discount through the conversion date. Thus, the accrued but unpaid interest, including contingent interest, if any, and accrued tax original issue discount through the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see "Certain United States Federal Income Tax Considerations."

 Conversion Upon Satisfaction of Market Price Condition

   You may surrender your note for conversion into our common stock prior to close of business on the maturity date at any time after the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter commencing after December 31, 2002.

   The "closing sale price" of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The "conversion price" as of any day will equal $1,000 divided by the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes.

 Conversion Upon Credit Ratings Event

   After the earlier of (a) the date the notes are rated by both Standard & Poor's and Moody's and (b) January 31, 2003, you may surrender your note for conversion into our common stock prior to maturity during any period in which the long-term credit rating assigned to the notes by Standard & Poor's or Moody's (or any successors to these entities) is "CCC" or "Caa3", respectively, or lower, or if either of these rating agencies no longer rates the notes, or if either of these rating agencies suspend or withdraws the rating assigned to the notes, or if the notes are not assigned a rating by both rating agencies.

 Conversion Upon Notice of Redemption

   If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

 Conversion Upon Specified Corporate Transactions

   If we elect to:

   o distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price (measured by averaging the closing prices for the 10 preceding trading days); or

   o distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

   In addition, if we are a party to a consolidation, merger, a binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to redeem all or a portion of your notes as described under "Repurchase At Option of the Holder Upon a Fundamental Change."

 Conversion Procedures

   The initial conversion rate for the notes is 58.8076 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

   To convert your note into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note held by DTC):

   o complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

   o surrender the note to the conversion agent;

   o if required, furnish appropriate endorsements and transfer documents;

   o if required, pay all transfer or similar taxes; and

   o if required, pay funds equal to interest payable on the next interest payment date.

   The date you comply with these requirements is the conversion date under the indenture.

   We will adjust the conversion rate if any of the following events occurs:

   o we issue common stock as a dividend or distribution on our common stock;

   o we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share that is less than the current market price of our common stock, as defined in the indenture;

   o we subdivide or combine our common stock;

   o we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

   o rights or warrants specified above;

   o dividends or distributions specified above; and

   o cash distributions;

   o we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

     o the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

     o 2.5% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

      If an adjustment is required to be made under this clause as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

   o we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

   o someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

     o the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

     o the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

   However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

   To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan whether or not the rights have separated from the common stock at the time of conversion, subject to limited exceptions.

   In the event of:

   o any reclassification of our common stock;

   o a consolidation, merger or combination involving us; or

   o a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

   You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See "Certain United States Federal Income Tax Considerations."

   In addition to the foregoing mandatory conversion rate adjustments, we may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount and for any period of time of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of and the amount of any increase in the conversion rate, together with the length of time the increased conversion rate will remain in effect. We may also increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See "Certain United States Federal Income Tax Considerations."

   Any issuance of additional shares pursuant to any conversion rate adjustment or conversion rate increase would require us to file another registration statement to register such additional shares for resale.

   We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

   Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes during any six-month period from December 15 to June 14 and from June 15 to December 14, with the initial six-month period commencing December 15, 2007, if the trading price of the notes, as defined in the indenture, for each of the Five trading days immediately preceding the First day of the applicable six-month period equals 120% or more of the principal amount of the notes.

   During any period when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of notes will be an amount equal to 0.25% of the average trading price per $1,000 principal amount of notes during the Five trading days immediately preceding the First day of the applicable six-month interest period.

   We will notify the noteholders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Steel Dynamics

   Beginning December 18, 2007, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

   Redemption Period                                                       Price(%)
   -----------------                                                       --------
   Beginning on December 18, 2007 and ending on December 14, 2008......    101.143%
   Beginning on December 15, 2008 and ending on December 14, 2009......    100.571%

and 100% if redeemed on or after December 15, 2009. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

   If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

   We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will notify the noteholders if we redeem the notes.

Repurchase at Option of the Holder

   You have the right to require us to repurchase the notes for cash on December 15 of 2009. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

   The repurchase price payable for a note will be equal to 100% of the principal amount thereof plus accrued and unpaid interest, including contingent interest, if any, to the repurchase date.

   Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

   The repurchase notice must state:

     (1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

     (2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

     (3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

   You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

   o the principal amount of the withdrawn notes;

   o if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

   o the principal amount, if any, which remains subject to the repurchase notice.

   We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things the procedures that holders must follow to require us to repurchase their notes.

   Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

   o the note will cease to be outstanding;

   o interest will cease to accrue; and

   o all other rights of the holder will terminate.

   This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

   Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. The indenture will prohibit us from repurchasing notes for cash from note holders if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the notes.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase at Option of the Holder Upon a Fundamental Change

   If a fundamental change of SDI occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be repurchased in integral multiples of $1,000 principal amount.

   We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued interest, including contingent interest, if any, to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

   We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to have us repurchase your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

   A "fundamental change" is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

   o is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

   o is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

   We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

   These fundamental change repurchase rights could discourage a potential acquirer. However, this fundamental change repurchase feature is not the result of management's knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

   We may be unable to repurchase the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Merger and Sale of Assets by Steel Dynamics

   The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items:

   o we are the surviving person, or the resulting, surviving or transferee person, if other than us is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

   o the successor person assumes all of our obligations under the notes and the indenture; and

   o we or such successor person will not be in default under the indenture immediately after the transaction.

   When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

   The following will be events of default under the indenture:

   o we fail to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the notes;

   o we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

   o default in the payment of principal when due or a default resulting in acceleration of our other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days;

   o we fail to perform or observe any of the covenants in the indenture and such failure continues for 30 days after written notice of that failure is given to us from the transfer (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes); or

   o certain events involving our bankruptcy, insolvency or reorganization.

   The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

   If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

   Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

   The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

   No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

   o the holder has given the trustee written notice of an event of default;

   o the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

   o the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

   o the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

   The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

   o extend the fixed maturity of any note;

   o reduce the rate or extend the time for payment of interest of any note;

   o reduce the principal amount or premium of any note;

   o reduce any amount payable upon redemption or repurchase of any note;

   o adversely change our obligation to redeem any note upon a fundamental change;

   o impair the right of a holder to institute suit for payment on any note;

   o change the currency in which any note is payable;

   o impair the right of a holder to convert any note;

   o adversely modify, in any material respect, the subordination provisions of the indenture;

   o reduce the quorum or voting requirements under the indenture;

   o change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

   o subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

   o reduce the percentage of notes required for consent to any modification of the indenture.

   We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Subordination of Notes

   Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our existing and future senior indebtedness.

   Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution.

   We are required under the indenture to promptly notify holders of senior indebtedness, if payment of the notes is accelerated because of an event of default.

   We may not make any payment on the notes if:

   o a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a "payment default"); or

   o a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called "payment blockage notice") from us or any other person permitted to give such notice under the indenture (called a "non-payment default").

   We may resume payments and distributions on the notes:

   o in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

   o in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following the event of default under the lease.

   No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

   If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

   Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

   The term "senior indebtedness" is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

   o any indebtedness that expressly provides that it is pari passu or junior to the notes; or

   o any indebtedness we owe to any of our subsidiaries; or

   o the notes.

   The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

   The term "designated senior indebtedness" is defined in the indenture and includes our indebtedness under our senior secured credit facilities and our 9 1/2 senior notes due 2009 as well as, in general terms, any senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

   After giving effect to the issuance of the notes and the repayment of indebtedness under our senior secured credit facilities with the proceeds from the notes, as of September 30, 2002, we would have had $440 million of consolidated debt outstanding other than the notes, all of which was senior in right of payment to the notes. The indentures for the notes and the 9 1/2% senior notes due 2009 and the senior secured credit agreement do not prohibit us or our subsidiaries from incurring additional indebtedness. The notes are also effectively subordinated in right of payment to all debt and other liabilities, including trade payables and other accrued liabilities, of all of our subsidiaries.

   We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

Form, Denomination and Registration

   The notes are issued:

   o in fully registered form;

   o without interest coupons; and

   o in denominations of $1,000 principal amount and integral multiples of $1,000.

 Global Note, Book-Entry Form

   The notes are evidenced by one or more global notes. We have deposited the global note or notes with DTC and have registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   Beneficial interests in a global note may be held through organizations that are participants in DTC (called "participants") or indirectly through organizations that are participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

   Beneficial interests in a global note held by DTC can only be held through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

   o not be entitled to have certificates registered in their names;

   o not receive physical delivery of certificates in definitive registered form; and

   o not be considered holders of the global note.

   We will pay interest including contingent interest, if any, on and the redemption or repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

   o for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

   o for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

   Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

   DTC has advised us that it is:

   o a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

   o a "clearing corporation" within the meaning of the Uniform Commercial Code; and

   o a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

   DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

   On December 23, 2002, we entered into a registration rights agreement with the initial purchasers that required us, among other things, to file within 90 days, and to use our reasonable best efforts to cause to become effective within 180 days after that date, a shelf registration statement with the SEC covering the resale of the notes and the common stock issuable upon conversion of the notes. We have timely filed with the SEC a registration statement, of which this prospectus is a part, to satisfy the filing obligation under the registration rights agreement.

   A holder who sells notes or common stock pursuant to the registration statement generally will be required to be named as a selling securityholder in this prospectus or in a related prospectus supplement and to deliver a prospectus to the subsequent purchasers, and will be bound by the provisions of the registration rights agreement which are applicable to that holder (including certain indemnification provisions). We are required to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

   o the sale pursuant to the shelf registration statement of all of the notes and the common stock issuable upon conversion of the notes registered thereunder; or

   o the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

   We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public Filings with the SEC and similar events. Any suspension period shall not:

   o exceed 30 days in any three-month period; or

   o an aggregate of 90 days for all periods in any 12-month period.

   Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

   We will pay predetermined liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

   o on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable; and

   o on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

Information Concerning the Trustee

   We have appointed Fifth Third Bank, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

   The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

   Fifth Third Bank is also the trustee under the indenture for the 9 1/2% senior notes due 2009.

                          DESCRIPTION OF CAPITAL STOCK

   The following summary of certain provisions of the common stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation and Bylaws, as well as by the provisions of Indiana's law.


   Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. As of September 15, 2003, there were 50,284,802 shares of common stock issued and 47,885,634 shares outstanding that were beneficially owned by approximately 7,400 stockholders. As of September 15, 2003, 2,702,854 shares of common stock were reserved for issuance upon exercise of outstanding stock options. In addition, 6,762,874 shares of common stock are issuable upon conversion of the notes, subject to adjustment.


Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The Articles do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of common stock may elect all of the directors standing for election.

   All holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. Upon the liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to receive ratably the net assets of our company that are available after the payment of all debts and liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities, nor are there any redemption or sinking fund provisions applicable to the common stock.

   All outstanding shares of common stock are, and the shares to be issued in the offering will be, validly issued, fully paid, and non-assessable.

Certain Provisions of Indiana Law Regarding Takeovers

   As an Indiana corporation, we are subject to certain provisions of Indiana law which may discourage or render more difficult an unsolicited takeover of our company. There are two principal statutes relating to this issue that constitute part of the Indiana corporate law, the statute regulating "business combinations" and the statute regulating "control share acquisitions."

   Under Chapter 43 of the Indiana corporate law relating to "business combinations" a corporation (with 100 or more stockholders) may not engage in any "business combination" with any "interested" stockholder for a period of five years following the interested stockholder's "share acquisition date" unless the business combination or the purchase of shares made by the interested stockholder was approved by the corporation's board of directors prior to the interested stockholder's share acquisition date. The term "business combination" is broadly defined to apply to any merger or consolidation of the corporation and the interested stockholder, as well as any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in a single or a series of transactions) to or with the interested stockholder (or any affiliate or associate thereof) of any assets of the corporation if the transaction represents 10% or more of the corporation's assets, outstanding shares of stock, or consolidated net income of the corporation. Similarly, the issuance or transfer by the corporation of any of its (or its subsidiary's) stock that has an aggregate market value equal to 5% or more of all the outstanding shares of stock to the interested stockholder (or any affiliate or associate thereof) is a "business combination," except if it is in connection with the distribution of a dividend or the exercise of warrants paid or made pro rata to all stockholders. The term is applicable as well as to the adoption of any plan of liquidation or dissolution proposed by or under any understanding with an interested stockholder (or an affiliate or associate thereof), and to any reclassification of securities, recapitalization, merger or consolidation with any subsidiary, or any other transaction proposed by or under any arrangement with the interested stockholder or any affiliate or associate thereof) that has the "effect" of increasing the proportionate interest of the interested stockholder in the corporation.

   An "interested stockholder," as defined, is any person (other than the corporation or a subsidiary) that is the beneficial owner of 10% or more of the voting power, or an affiliate or associate of the corporation that at any time within the five prior years was the beneficial owner of 10% or more of the voting power. For purposes of the statute, the "share acquisition date" is the date upon which the person first becomes an interested stockholder of a corporation. So long as the board of directors does not approve of the business combination with the interested stockholder, the five-year "blackout" period, in which the business combination is prohibited, applies, and the board of directors is required to render its decision within a 30-day period (or sooner if required by the Securities Exchange Act of 1934).

   In addition to the absolute five-year business combination prohibition, the statute also requires that any business combination between the corporation and an interested stockholder must satisfy additional statutory conditions. The board of directors must have approved of the business combination before the interested stockholder's share acquisition date or a majority of the outstanding voting stock not beneficially owned by the interested stockholder must have approved the business combination at a meeting held no earlier than five years after the interested stockholder's share acquisition date, or the business combination transaction must meet certain per share values to all stockholders (keyed to the highest per share price paid by the interested stockholder within the prior five-year period). All consideration must also be paid either in cash or in the same form as the interested stockholder has used to acquire the largest number of shares acquired by it. Furthermore, the statute requires an interested stockholder to purchase all remaining shares of stock, if any are purchased, not just one class or series.

   Under Chapter 42 of the Indiana corporate law the "control share acquisition" statute, "control shares" (shares that, in the election of directors, could exercise or direct the exercise of voting power of one-fifth, one-third or a majority or more of all of the voting power) of any "issuing public corporation" (one hundred or more stockholders, principal office or place of business, or substantial assets within Indiana, or 10% of its stockholders resident in Indiana) that are acquired in a "control share acquisition" by an "acquiring person" will be accorded only such voting rights, after the acquisition, as are specifically conferred by the stockholders, voting as a group, excluding all "interested shares." If a person holding "interested shares" engages in a control share acquisition of control shares, and the stockholders have not acted to specifically grant those acquired shares the voting rights they had prior to the control share acquisition, the acquired shares lose their voting rights. A majority of the shares (excluding interested shares) must be voted to confer voting rights upon the acquiring person. The only exemption from this statute is if the corporation's articles of incorporation or its bylaws provide that this statute does not apply to control share acquisitions of the corporation's shares, and such provisions must exist prior to the occurrence of any "control share acquisition." However, the Company does not have such a provision in either its Articles or in its Bylaws.

Furthermore, if the Articles or Bylaws so provide (and the Articles and Bylaws do not so provide at this time), control shares acquired in a control share acquisition with respect to which the shares have not been accorded full voting rights by the stockholders can be redeemed by the corporation at "fair value." But if in fact the stockholders of the corporation do vote to accord full voting rights to the acquiring person's control shares, and if the acquiring person has acquired control with a majority or more of the voting power, all stockholders of the issuing public corporation are allowed to invoke dissenters' rights, providing "fair value" to them (defined as not less than the highest price paid per share by the acquiring person in the control share acquisition). In order to secure stockholder approval, as required, the acquiring person must deliver an acquiring person "statement" to the corporation, setting forth pertinent information concerning the identity of the acquiring person, the number of shares already owned, the range of voting power that the control share acquisition seeks, and the terms of the proposed acquisition. Thereafter, the directors for the issuing public corporation, within ten days, are required to call a special meeting of the stockholders to consider the voting rights issue, and the stockholders meeting must be held within 50 days after receipt of the statement by the issuing public corporation. The acquiring person can specifically request that the special stockholders meeting not be held sooner than thirty days after delivery of the acquiring person's statement to the issuing public corporation. The corporation's notice of the special stockholders meeting must be accompanied by the acquiring person's statement, as well as a statement by the Board of Directors of the corporation, concerning its position or recommendation (or that it is taking no position or making no recommendation) with respect to the voting rights issue in the proposed control share acquisition.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "STLD." The following table presents, for the periods indicated, the high and low sale prices for our common stock as reported on the Nasdaq National Market.


                                                                   High       Low
                                                                 -------    -------
   Year ended December 31, 2001:
    First Quarter ............................................   $13.250    $10.000
    Second Quarter ...........................................    14.950     10.688
    Third Quarter ............................................    14.950      8.930
    Fourth Quarter ...........................................    12.040      9.000

   Year ended December 31, 2002:
    First Quarter ............................................   $16.890    $11.400
    Second Quarter ...........................................    19.300     15.250
    Third Quarter ............................................    18.400     10.610
    Fourth Quarter ...........................................    14.690     11.800

   2003:
    First Quarter ............................................   $ 13.40    $  9.75
    Second Quarter ...........................................   $ 14.57    $ 11.10
    Third Quarter (through September 15, 2003) ...............   $ 16.45    $ 13.33

                                DIVIDEND POLICY

   We have never declared or paid cash dividends. We currently anticipate that all of our future earnings will be retained to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs and plans for expansion. In addition, the terms of our senior secured credit agreement and the indenture relating to our 9 1/2% senior notes restrict our ability to pay cash dividends.

                            SELLING SECURITYHOLDERS

   We initially issued the notes to the initial purchasers of the notes who then resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and shares of common stock into which the notes are convertible.

   No offer or sale under this prospectus may be made by a selling securityholder unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement of which this prospectus is a part has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time, and any changed information will be set forth in supplements to this prospectus if and when necessary.

   The table below sets forth the name of each selling securityholder and the principal amount of notes and shares of common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.


   We have prepared the table below based on information given to us by the selling securityholders on or prior to September 15, 2003. The selling securityholders may offer any or all of the notes and shares of common stock into which the notes are convertible, or the other shares of common stock listed below. Accordingly, we cannot estimate the amounts of notes or shares of common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which they provided to us the information presented in the table.

   The percentage of notes outstanding beneficially owned by each selling securityholder is based on $115,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock beneficially owned prior to the offering includes shares of common stock into which the notes may be convertible. The number of shares of common stock that may be offered by holders of notes is based on a conversion rate of 58.8076 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. The percentage of common stock outstanding beneficially owned and that may be offered by each selling securityholder, assuming full conversion of all notes at the foregoing conversion rate, is based on 57,047,676 shares of common stock deemed to be outstanding on September 15, 2003.


   The conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                   4% Convertible Subordinated Notes Due 2012

                            Selling Securityholders


                                                          Principal
                                                            Amount                         Common                        Percentage
                                                           of Notes      Percentage         Stock        Common Stock    of Common
                                                           that May       of Notes     Owned Prior to    that May Be       Stock
                         Name                             Be Offered    Outstanding     the Offering       Offered      Outstanding
                         ----                            ------------   -----------    --------------    ------------   -----------
 AIG DKR SoundShore
  Opportunity Holding Fund Ltd.(1)...................    $  4,000,000        3.5%           235,230         235,230           *
 Akela Capital Master Fund, Ltd.(2)..................    $  8,000,000        7.0%           470,460         470,460           *
 Argent Classic Convertible Arbitrage Fund (Bermuda)
  Ltd.(3)............................................    $  1,600,000        1.4%            94,092          94,092           *
 Argent Classic Convertible Arbitrage Fund L.P.(4)...    $    900,000          *             52,926          52,926           *
 Argent LowLev Convertible Arbitrage Fund LLC(4).....    $    300,000          *             17,642          17,642           *
 Argent LowLev Convertible Arbitrage Fund Ltd.(3)....    $  1,700,000        1.5%            99,972          99,972
#Banc of America Securities LLC(5)...................    $    650,000          *             38,224          38,224
#Bear, Stearns & Co. Inc.(6).........................    $  1,250,000        1.1%            73,509          73,509           *
 BGI Global Investors c/o Forest Investment
  Management LLC(7)..................................    $    394,000          *             23,170          23,170           *
+BNP Paribas Equity Strategies, SNC(8)...............    $  6,818,000        5.9%           426,518         400,950           *
 CooperNeff Convertible Strategies (Cayman)
  Master Fund, LP(9).................................    $  5,665,000        4.9%           333,145         333,145           *
+DB AG London(10)....................................    $ 12,000,000       10.4%           705,691         705,691         1.2%
+D.E. Shaw Investment Group, L.P.(23)................    $    400,000          *             23,523          23,523           *
+D.E. Shaw Valence Portfolios, L.P.(24)..............    $  1,600,000        1.4%            94,902          94,902           *
#Deutsche Bank Securities Inc.(10)...................    $  5,000,000        4.3%           294,038         294,038           *
#Forest Fulcrum Fund, LLP(7).........................    $  1,032,000          *             60,689          60,689           *
 Forest Global Convertible Fund Series A-5(7)........    $  4,614,000        4.0%           271,338         271,338           *
 Forest Multi-Strategy Master Fund SPC, on behalf of
  Series F, Multi-Strategy Segregated Portfolio(7)...    $    534,000          *             31,403          31,403           *
+Grace Convertible Arbitrage Fund, Ltd.(11)..........    $  2,000,000        1.7%           117,615         117,615           *
+KBC Alpha Master Fund A/C KBC Convertible
  Opportunities Fund(12).............................    $  9,000,000        7.8%           529,268         529,268           *
+KBC Convertible Mac 28 Limited(12)..................    $  1,000,000          *             58,807          58,807           *
#KBC Financial Products USA Inc.(13).................    $    500,000          *             29,403          29,403           *
 LLT Limited(7)......................................    $    371,000          *             21,817          21,817           *
 Lyxor Master Fund c/o Forest Investment Management
  LLC(7).............................................    $  1,783,000        1.6%           104,853         104,853           *
 Lyxor Master Fund Ref: Argent/LowLev CB c/o
  Argent(4)..........................................    $    400,000          *             23,523          23,523           *
 Quest Global Convertible Master Fund, Ltd.(14)......    $  1,250,000        1.1%            73,509          73,509           *
 RBC Alternative Assets LP c/o Forest Investment
  Management, L.L.C.(7)..............................    $    355,000          *             20,876          20,876           *
 Relay 11 Holdings c/o Forest Investment Management,
  L.L.C.(7)..........................................    $    198,000          *             11,643          11,643           *
+Royal Bank of Canada(21)............................    $  3,000,000        2.6%           178,976         178,976           *
 Single Hedge US Convertible Arbitrage Fund(25)......    $  1,107,000          *             65,100          65,100           *
 South Dakota Retirement System(15)..................    $  2,000,000        1.7%           117,615         117,615           *
 Sphinx Convertible Arbitrage c/o Forest Investment
  Management, L.L.C.(7)..............................    $    104,000          *              6,115           6,115           *
 Sturgeon Limited (16)...............................    $  1,010,000          *             59,395          59,395           *
+Sunrise Partners Limited Partnership(17)............    $ 11,500,000       10.0%           676,287         676,287         1.2%
 Victory Convertible Fund(22)........................    $    500,000          *             29,403          29,403           *
#White River Securities L.L.C.(18)...................    $  1,250,000        1.1%            73,509          73,509           *
 Xavex Risk Arbitrage Fund 2(4)......................    $    100,000          *              5,880           5,880           *
 Zazove Convertible Arbitrage Fund L.P.(19)..........    $    250,000          *             14,701          14,701           *
 Zurich Institutional Benchmarks Master Fund Ltd.(20)    $    250,000          *             14,701          14,701           *
 Zurich Master Hedge Fund c/o Forest Investment
  Management LLC(7)..................................    $    615,000          *             36,166          36,166           *
All other holders of notes or future transferees from
  such holders(26)...................................    $ 34,475,000       19.2%         1,173,599       1,150,635
TOTALS...............................................    $115,000,000        100%         6,788,423(27)   6,762,855(27)


---------------
*   Less than 1%
#   Broker-dealer
+   Affiliate of broker-dealer

(1) DKR Capital Partners L.P. is the registered investment adviser to AIG DKR SoundShore Opportunity Holding Fund Ltd. Manal Rawal, a Fund portfolio manager, has shared voting and investment power with respect to these securities.
(2) Anthony B. Bosco has voting and investment power with respect to these securities.
(3) Henry J. Cox has voting and investment control with respect to these securities.
(4) Norman J. Zeigler has voting and investment control with respect to these securities.
(5) Bank of America Securities LLC is a subsidiary of Bank of America Corporation, a public company.
(6)   Bear, Stearns & Co. Inc. is a registered broker-dealer.
(7) Michael A. Boyd, Jr., Stephen J. DeVoe III and Dominick Aquilio, general partners of Forest Investment Management LLC have shared voting and investment power with respect to these securities.
(8) BNP Paribas Equity Strategies, SNC is an affiliate of BNP Paribas S.A., a foreign public company. BNP Paribas also owns 25,568 shares of common stock not covered by this prospectus.
(9) CooperNeff (Cayman) Ltd. is the general partner of CooperNeff Convertible Strategies (Cayman) Master Fund, L.P. The shareholder of CooperNeff (Cayman) Ltd. that has the power to direct the voting and disposition of the securities held by CooperNeff (Cayman) Ltd. is CooperNeff Advisors, Inc., a subsidiary of CooperNeff Group, Inc., which is owned by BNP Paribas S.A., a foreign public company.
(10) DBAG London and Deutsche Bank Securities Inc. are affiliates of Deutsche Bank AG, a foreign public company.
(11) Grace Brothers Management LLC has voting and investment control with respect to these securities. Michael D. Braelor, Bradford T. Whitmore and Spurgeon Corporation are the owners of Grace Brothers Management LLC.
(12) James Scully has voting and investment control with respect to these securities.
(13) KBC Financial Products USA Inc. is a subsidiary of KBC Bank N.V., a foreign public company.
(14) Frank Campane and James Doolin have shared voting and investment control with respect to these securities.
(15) South Dakota Investment Council is the investment manager for the South Dakota Retirement System. Chris Huisken and Matthew Clark have shared voting and investment control over these securities on behalf of the South Dakota Investment Council.
(16) CooperNeff Advisors, Inc. is the investment advisor for Sturgeon Limited, with voting and investment control over these securities. CooperNeff Advisors, Inc. is a subsidiary of CooperNeff Group, Inc., which is owned by BNP Paribas, S.A., a foreign public company.
(17) Dawn General Partner Corp. is the general partner of Sunrise Partners Limited Partnership. S. Donald Sussman is the shareholder of Dawn General Partner Corp., with voting and investment control over these securities.
(18) Yan Erlikh and David Liebowitz have shared voting and investment control over these securities.
(19) Gene T. Pretti, Chief Executive Officer and Senior Portfolio Manager of Zazove Associates, LLC, the general partner of Zazove Convertible Arbitrage Fund L.P., has voting and investment control over these securities.
(20) Gene T. Pretti, Chief Executive Officer and Senior Portfolio Manager of Zazove Associates, LLC, has voting and investment control over these securities.

(21)  Royal Bank of Canada is a foreign public company.
(22) Victory Capital Management, a subsidiary of Key Corp., a public company, has sole voting and investment power with respect to these securities.
(23) D.E. Shaw & Co., L.P. has voting and investment control with respect to the shares of common stock issuable on conversion of the Notes.
(24) D.E. Shaw & Co., L.P. has voting and investment control with respect to the shares of common stock issuable on conversion of the Notes.
(25) CooperNeff Advisors, Inc. is the investment manager for this Fund, with voting and investment power with respect to these securities. CooperNeff Advisors, Inc. is a subsidiary of CooperNeff Group, Inc., which is owned by BNP Paribas S.A., a foreign public company.
(26) Other selling securityholders may be identified at a later date. In this regard, if the names of any of such persons are unavailable when the registration statement covering the shares held by the foregoing selling securityholders becomes effective, such future sellers will be identified by a post-effective amendment to the registration statement.
(27)  Excludes fractional shares payable in cash.

                         Other Selling Securityholders

                                                                                                                   Number of Shares
                                                                         Number of Shares     Number of Shares     of Common Stock
                                                                          of Common Stock     of Common Stock        Owned After
Name                                                                      Owned Prior to     to be Sold in this   Completion of the
----                                                                     this Offering          Offering             Offering
                                                                         ----------------    ------------------   -----------------
+GE Capital CFE, Inc.................................................         907,650(1)          436,150(2)           471,500(1)

---------------
(1) Includes 471,500 shares of common stock owned by General Electric Capital Corporation, which are not being offered hereby.
(2) Shares originally registered under Registration Statement No. 333-82210, effective February 28, 2002.

                              PLAN OF DISTRIBUTION

   The selling securityholders described in the preceding section and their transferees, pledgees, donees and successors may sell the notes and the underlying shares of common stock or the other shares of common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

   The notes and the common stock may be sold in one or more transactions at:

   o fixed prices;

   o prevailing market prices at the time of sale;

   o prices related to the prevailing market prices;

   o varying prices determined at the time of sale; or

   o negotiated prices.

   In the case of common stock, these sales may be effected in transactions:

   o on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including The Nasdaq National Market;

   o in the over-the-counter market;

   o otherwise than on such exchanges or services or in the over-the-counter market;

   o through the writing of options, whether the options are listed on an options exchange or otherwise; or

   o through the settlement of short sales.

   These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

   In connection with the sale of the notes and the underlying common stock, or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with the selling securityholders. The selling security holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

   Selling securityholders may not sell any, or may not sell all, of the notes and shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling security holder will not transfer, devise or gift the notes and underlying shares of common stock by other means not described in this prospectus. Moreover, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold thereunder, rather than pursuant to this prospectus.

   The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered pursuant to this prospectus will be the purchase price of such securities less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject in whole or in part any proposed purchase of notes or common stock to be made directly or through their agents. We will not receive any of the proceeds from the resale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

   The notes are eligible for trading on The PORTAL Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The PORTAL Market. We do not intend to list the notes on any securities exchange or automated quotation system. Our common stock is listed for trading on The Nasdaq National Market under the symbol "STLD."

   In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualifications requirements is available and secured.

   The selling securityholders identified by the symbol "#" in the table in the preceding section are broker-dealers, and, as such they are underwriters within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares each of them may offer for sale, and subject to the prospectus delivery requirements of the Securities Act as well as to statutory liabilities, including, but not limited to, liabilities under Sections 11, 12 and 17 of the Securities Act. With respect to selling securityholders that are affiliates of broker-dealers, identified by the symbol "+" in the table in the preceding section, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business, and at the time of the purchase such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that any such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an underwriter within the meaning of the Securities Act.

   In the event that a selling securityholder and any broker-dealers, agents or underwriters that participate in the distribution of the notes and the underlying common stock are underwriters within the meaning of the Securities Act, any profits realized by the selling securityholders and any discounts, commissions or concessions received by these broker-dealers, agents or underwriters may be deemed to be underwriting discounts or commissions under the Securities Act.

   The selling securityholders and any other persons participating in the distribution of the notes and the underlying common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchasers and sales of the notes and underlying common stock by the selling securityholders and any such other person. In addition, Regulation M may restrict the ability of any person participating in the distribution to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying common stock.

   With respect to a particular offering of the notes and underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement, of which this prospectus is a part, will set forth the following information:

   o the specific notes or common stock to be offered or sold;

   o the names of the selling securityholders;

   o the respective purchase prices and public offering prices and other material terms of the offering;

   o the names of any participating agents, broker-dealers or underwriters;
     and

   o any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

   We entered into the registration rights agreement for the benefit of the holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that we and the selling securityholders will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and underlying common stock to the public, but each selling securityholder will be responsible for the payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that the total expenses of this offering payable by us will be approximately $136,804.

   We will use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earlier of:

   o the sale pursuant to the registration statement of all of the securities registered thereunder; or

   o the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

   We are permitted to suspend the use of this prospectus under specified circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period, but not to exceed an aggregate of 90 days for all periods in any 12-month period. In addition, notwithstanding the foregoing, we are permitted to suspend the use of this prospectus for up to 60 days in any three-month period under certain circumstances relating to possible acquisitions, financings or other similar transactions. We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted as described above.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

   This is a summary of certain United States federal income tax consequences relevant to holders of the notes. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding the notes in a tax-deferred or tax-advantaged account, or persons holding the notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

   We do not address all of the tax consequences that may be relevant to an investor in the notes. In particular, we do not address:

   o the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the notes;

   o the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of the notes;

   o persons who hold the notes whose functional currency is not the United States dollar;

   o any state, local or foreign tax consequences of the purchase, ownership or disposition of the notes; or

   o any United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

   Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

   A U.S. holder is a beneficial owner of the notes who or which is:

   o a citizen or individual resident of the United States, as defined in
     Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

   o a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia unless, in the case of a partnership, Treasury Regulations are enacted that provide otherwise;

   o an estate if its income is subject to United States federal income taxation regardless of its source; or

   o a trust if (1) a United States court can exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of its substantial decisions.

   Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. holders. A Non-U.S. holder is a beneficial owner of the notes other than a U.S. holder.

   No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the "IRS") has recently issued a revenue ruling with respect to instruments similar to the notes. To the extent it addresses the issue, this ruling supports certain aspects of the treatment described below. No ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences of the issues that are not addressed in the recently released revenue ruling. The IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below.

   We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and our common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

   We have received an opinion from our special tax counsel, Sidley Austin Brown & Wood LLP, that the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations, and the remainder of this discussion assumes that the notes will be so treated.

   In addition, under the indenture, each holder will be deemed to have agreed to treat the fair market value of our common stock received by such holder upon conversion as a contingent payment and to accrue interest with respect to the notes as original issue discount for United States federal income tax purposes according to the "noncontingent bond method," set forth in section 1.1275-4(b) of the Treasury Regulations, using the comparable yield (as defined below) compounded semiannually and the projected payment schedule (as defined below) determined by us. Notwithstanding the issuance of the recent revenue ruling, the application of the CPDI regulations to instruments such as the notes is uncertain in several respects, and, as a result, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of the notes into shares of our common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes.

Accrual of Interest on the Notes

   Pursuant to the CPDI regulations, a U.S. holder will be required to accrue interest income on the notes, which we refer to as tax original issue discount, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual cash interest payable on the notes and any contingent interest payments) actually received in that year.

   The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

     (2)  divided by the number of days in the accrual period; and

     (3) multiplied by the number of days during the accrual period that the U.S. holder held the notes.

   The notes' issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any projected payments (as defined below) previously made (including payments of stated cash interest) with respect to the notes.

   Sidley Austin Brown & Wood LLP, our special tax counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a noncontingent, nonconvertible, Fixed-rate debt instrument with terms and conditions otherwise comparable to those of the notes. Based in part on that advice, we intend to take the position that the comparable yield for the notes is 9.25%, compounded semiannually. The precise manner of calculating the comparable yield, however, is not entirely clear. If the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield provided by us. Moreover, the projected payment schedule could differ materially from the projected payment schedule provided by us.

   The CPDI regulations require that we provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. This schedule must produce the comparable yield. The projected payment schedule includes the semi-annual stated cash interest payable on the notes at the rate of 4.0% per annum, estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment.

   The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. holders may also obtain the projected payment schedule by submitting a written request for such information to: Steel Dynamics, Inc., 6714 Pointe Inverness Way, Suite 200, Fort Wayne, Indiana 46804, Attention: Tracy L. Shellabarger, Chief Financial Officer.

   The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. holder's interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

   Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

   As noted above, the projected payment schedule includes amounts attributable to the stated semi-annual cash interest payable on the notes. Accordingly, the receipt of the stated semi-annual cash interest payments will not be separately taxable to U.S. holders. If, during any taxable year, a U.S. holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon conversion.

   If a U.S. holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) first reduce the U.S. holder's interest income on the notes for that taxable year and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward and treated as a negative adjustment in the succeeding taxable year and will offset future interest income accruals in respect of the notes or will reduce the amount realized on the sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of the notes.

   If a U.S. holder purchases notes at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. holder must reasonably allocate the adjustment over the remaining term of the notes by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the notes pro rata with the accruals of original issue discount at the comparable yield. You should consult your tax advisors regarding these allocations.

Sale, Exchange, Conversion or Redemption

   Generally, the sale or exchange of a note, the purchase of a note by us at the holder's option, or the redemption or retirement of a note for cash, will result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a note as a contingent payment under the CPDI Regulations. Under this treatment, conversion also would result in taxable gain or loss to the U.S. holder. As described above, holders will be deemed to have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

   The amount of gain or loss on a taxable sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally be equal to the U.S. holder's original purchase price for the note, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above, other than adjustments to reflect a discount or premium to the adjusted issue price, if any), and decreased by the amount of any projected payments that have been previously made in respect of the notes to the U.S. holder (without regard to the actual amount paid). Gain recognized upon a sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

   A U.S. holder's tax basis in our common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The U.S. holder's holding period for the common stock received will commence on the day immediately following the date of conversion.

Constructive Dividends

   If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the antidilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

   For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness, or assets, or an increase in the event of an extraordinary cash dividend may result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock would not be so treated.

Liquidated Damages

   We may be required to make payments of liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted by the registration rights agreement, as described under "Description of Notes -- Registration Rights of the Noteholders." We intend to take the position for United States federal income tax purposes that any payments of liquidated damages should be taxable to U.S. holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the note. The IRS could take a contrary position from that described above, which could affect the timing and character of U.S. holders' income from the notes with respect to the payments of liquidated damages.

   U.S. holders should consult their tax advisers concerning the appropriate tax treatment of the payment of liquidated damages, if any, with respect to the notes.

Treatment of Non-U.S. Holders

   All payments on the notes made to a Non-U.S. holder will be exempt from United States income or withholding tax provided that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States; (iv) our common stock continues to be, and the notes are, actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the Nasdaq National Market); and (v) we are not a "United States real property holding corporation." We believe that we are not and do not anticipate becoming a "United States real property holding corporation." However, if a Non-U.S. holder were deemed to have received a constructive dividend (see "-- Constructive Dividends" above), the Non-U.S. holder will generally be subject to United States federal withholding tax at a 30% rate, subject to a reduction by an applicable treaty, on the taxable amount of such dividend.

   The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. A holder of a note which is not an individual or corporation (or an entity treated as a corporation for United States federal income tax purposes) holding the notes on its own behalf may have substantially increased reporting requirements. In particular, in the case of notes held by a foreign partnership (or certain foreign trusts), the partnership (or trust) will be required to provide the certification from each of its partners (or beneficiaries), and the partnership (or trust) will be required to provide certain additional information. If a Non-U.S. holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange, purchase by us at the holder's option, conversion, redemption or retirement of the notes in the same manner as if it were a U.S. holder. In lieu of the certificate described in the preceding paragraph, such a Non-U .S. holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding Tax and Information Reporting

   Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of the notes) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax at the applicable statutory rate if the U.S. holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the notes and the proceeds from a sale or other disposition of the notes unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person. Any amounts so withheld will be allowed as a credit against a holder's United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

                          CERTAIN ERISA CONSIDERATIONS

   The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, known as "ERISA," individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, as well as entities whose underlying assets are considered to include "assets" of such plans, accounts and arrangements, each of which we will refer to as a "Plan."

General Fiduciary Matters

   ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and certain "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code.

   In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary's duties to the Plan, including without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other similar applicable laws.

   Any insurance company proposing to invest assets of its general account in the notes should consider the extent that such investment would be subject to the requirements of ERISA in light of the U.S. Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust and Savings Bank and under any subsequent legislation or other guidance that has or may become available relating to that decision, including the enactment of Section 401(c) of ERISA by the Small Business Job Protection Act of 1996 and the regulations promulgated thereunder.

Prohibited Transaction Issues

   Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are parties in interest or disqualified persons, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The acquisition and/ or holding of notes by an ERISA Plan with respect to which we, or the initial purchasers, are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under
Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment trust funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that the conditions of any such exemptions will be satisfied.

Deemed Representations

   Because of the foregoing, the notes should not be purchased or held by any person investing assets of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws. Accordingly, by acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to represent and warrant that it is not using assets of a Plan to purchase or hold the notes or that its purchase and holding of the notes will be covered by an applicable prohibited transaction exemption.

   The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any similar laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

                                 LEGAL MATTERS

   The validity of the notes and the shares of our common stock issuable upon conversion of the notes have been passed upon for us by Barrett & McNagny LLP, Fort Wayne, Indiana. Members of the Firm of Barrett & McNagny LLP own shares of our common stock amounting to less than one-half of 1% of our outstanding shares. Sidley Austin Brown & Wood LLP, New York, New York has rendered an opinion for us with respect to certain federal income tax consequences of the notes.

                                    EXPERTS

   The consolidated Financial statements of Steel Dynamics, Inc. appearing in Steel Dynamics, Inc.'s Annual Report (Form 10-K) for the year ended
December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We File annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission's Internet website at http://www.sec.gov.

   Our common stock is quoted on Nasdaq National Market under the symbol "STLD," and our Securities and Exchange Commission filings can also be read at Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   You may find additional information about us at our website at http:// www.steeldynamics.com. The information on our website, however, is not a part of this prospectus.

                     INFORMATION INCORPORATED BY REFERENCE

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be a part of this prospectus, and any information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents that we have previously filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities covered by this prospectus are sold by the selling securityholders:

   o Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002.


   o Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003 and June 30, 2003.


   o Our definitive proxy statement filed on April 23, 2003.


   o Our Reports on Form 8-K filed January 2, 2003, February 4, 2003, March 28, 2003, April 23, 2003, and July 22, 2003.


   o Description of Registrant's common stock, incorporated by reference from
     Exhibit 4.1 of Registrant's Form 8-A, SEC File No. 96661016, filed November 13, 1996.

   You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                              Steel Dynamics, Inc.
                           6714 Pointe Inverness Way
                                   Suite 200
                           Fort Wayne, Indiana 46804
                             Tel No: (260) 459-3553
                        Attention: Tracy L. Shellabarger
                            Chief Financial Officer

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses payable by the Registrant in connection with the registration and resales of the 4% Convertible Subordinated Notes due 2012 and the shares of common stock into which the notes are convertible. All of the amounts shown are estimates, except the SEC registration fee and The Nasdaq Stock Market subsequent listing fee. The Nasdaq Stock Market subsequent listing fee assumes the debentures are converted into 6,762,874 shares of common stock.


                                                                       Estimated
Expense                                                                  Amount
-------                                                                ---------
Securities and Exchange Commission registration fee ................    $  9,304
The Nasdaq Stock Market subsequent listing fee .....................       7,500
Legal fees and expenses ............................................      50,000
Accounting fees and expenses .......................................      10,000
Trustee fees .......................................................      20,000
Printing fees and expenses .........................................      30,000
Miscellaneous expenses .............................................      10,000
                                                                        --------
   Total ...........................................................    $136,804


Item 15. Indemnification of Directors and Officers

   As permitted by Chapter 37 of the Indiana Business Corporation Law, Article IX of our Amended and Restated Articles of Incorporation provides that we shall indemnify a director or officer against liability, including expenses and costs of defense, incurred in any proceeding, if that individual was made a party to the proceeding because the individual is or was a director or officer, or, at our request, was serving as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, whether or not for profit, so long as the individual's conduct was in good faith and with the reasonable belief, in connection with the individual's "official capacity," that the conduct was in our best interests, or, in all other cases, that the conduct was at least not opposed to our best interests. In the case of any criminal proceeding, the duty to indemnify applies so long as the individual either had reasonable cause to believe that the conduct was lawful, or had no reasonable cause to believe that the conduct was unlawful. Conduct with respect to an employee benefit plan in connection with a matter the individual believed to be in the best interests of the participants and beneficiaries of the plan is deemed conduct that satisfies the indemnification standard that the individual reasonably believed that the conduct was at least not opposed to our best interests.

   We may advance or reimburse for reasonable expenses incurred by a person entitled to indemnification, in advance of final disposition, if the individual furnishes us with a written affirmation of his or her good faith belief that the applicable standard of conduct was observed, accompanied by a written undertaking to repay the advance if it is ultimately determined that the applicable standards were not met.

   In all cases, whether in connection with advancement of expenses during a proceeding, or afterward, we may not grant indemnification unless authorized in the specific case after a determination has been made that indemnification is permissible under the circumstances. The determination may be made either by our board of directors, by majority vote of a quorum consisting of directors not at the time parties to the proceeding, or, if a quorum cannot be so obtained, then by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding. Alternatively, the determination can be made by special legal counsel selected by the board of directors or the committee, or by the stockholders, excluding shares owned by or voted under the control of persons who are at the time parties to the proceeding. In the event that a person seeking indemnification believes that it has not been properly provided that person may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. In such a proceeding, a court is empowered to grant indemnification if it determines that the person is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the person met the standard of conduct for indemnification.

   We may purchase and maintain insurance on behalf of our directors, officers, employees or agents, insuring against liability arising from his or her status as a director, officer, employee, or agent, whether or not we would have the power to indemnify the individual against the same liability under Article IX.

   Article IX does not preclude us from providing indemnification in any other manner.

   The indemnification provisions set forth in Article IX of the Amended and Restated Articles of Incorporation, as well as the authority vested in our board of directors by Chapter 37 of the Business Corporation Law to grant indemnification beyond that which is described in Article IX, may be sufficiently broad to provide indemnification of our directors and officers for liabilities arising under the Securities Act.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   We have obtained liability insurance for the benefit of our directors and officers which provides coverage for losses of directors and officers for liabilities arising out of claims against such persons acting as our officers or directors, or any of our subsidiaries, due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

Item 16. Exhibits

   (A) Exhibits.

  Exhibit No.                                                           Description
  -----------                                                           -----------
     2.1      Agreement (Settlement Agreement), dated as of January 28, 2002, by and among Iron Dynamics, Inc., Steel Dynamics,
              Inc., various signatory lender banks, and Mellon Bank, N.A. as Agent for the Iron Dynamics lenders, incorporated by reference from Exhibit 2.1 to our Report on Form 8-K, Filed February 26, 2002.
     3.1a     Amended and Restated Articles of Incorporation of Steel Dynamics, Inc., incorporated by reference from Exhibit 3.1a in Registrant's Registration Statement on Form S-1, SEC File No. 333-12521, effective November 21, 1996.
     3.1b     Articles of Incorporation of Iron Dynamics, Inc., incorporated by reference from Registrant's 1996 Annual Report on
              Form 10-K, filed March 31, 1997.
     3.2a     Amended Bylaws of Steel Dynamics, Inc., incorporated herein by reference from Exhibit 3.2a to our Registration
              Statement on Form S-3, SEC File No. 333-82210, effective February 28, 2002.
     4.1c*    Registration Rights Agreement between Steel Dynamics, Inc. as Issuer and Morgan Stanley & Co. Incorporated and
              Goldman, Sachs & Co. as Initial Purchasers, dated as of December 23, 2002, re $100,000,000 of our 4% Convertible
              Subordinated Notes due 2012.
     4.2a*    Indenture relating to our 4% Convertible Subordinated Notes due 2012, dated as of December 23, 2002, between Steel
              Dynamics, Inc. and Fifth Third Bank, Indiana as Trustee.
     5.1*     Opinion of Barrett & McNagny LLP.
     8.1*     Opinion of Sidley Austin Brown & Wood LLP.
    12.1*     Statement re computation of ratios of earnings to fixed charges for each year in the six-year period ended
              December 31, 2002.

  Exhibit No.                                                      Description
  -----------                                                      -----------
   23.1*      Consent of Barrett & McNagny LLP (included in Exhibit 5.1).
   23.2*      Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 8.1).
   23.3+      Consent of Ernst & Young LLP.
   24.1       Powers of attorney, incorporated by reference from Exhibit 24.1 to Registrant's Form S-3 Registration Statement, SEC
              File No. 333-103672, filed March 7, 2003.
   25.1*      Form T-1, Trustee's Statement of Eligibility.

---------------
+   Filed concurrently herewith
*   Previously filed

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (a) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Wayne, State of Indiana, on September 17, 2003.

                                 STEEL DYNAMICS, INC.


                                 By: /s/ KEITH E. BUSSE
                                 Name: Keith E. Busse
                                 Title: President and Chief Executive Officer


   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed, on this 17th day of September, 2003, by the following persons in the capacities indicated:


                   /s/ KEITH E. BUSSE                         President and Chief Executive Officer (principal executive officer)
--------------------------------------------------------
                     Keith E. Busse
                            *                                                     Vice President and Director
--------------------------------------------------------
                     Mark D. Millett
                            *                                                     Vice President and Director
--------------------------------------------------------
                  Richard P. Teets, Jr.
                /s/ TRACY L. SHELLABARGER                       Vice President, Chief Financial Officer and Director (principal
--------------------------------------------------------                       financial and accounting officer)
                  Tracy L. Shellabarger
                            *                                                              Director
--------------------------------------------------------
                      John C. Bates
                            *                                                              Director
--------------------------------------------------------
                     Dr. Jurgen Kolb
                            *                                                              Director
--------------------------------------------------------
                    Joseph D. Ruffolo
                            *                                                              Director
--------------------------------------------------------
                      Naoki Hidaka
                            *                                                              Director
--------------------------------------------------------
                   Richard J. Freeland
                                                                                           Director
--------------------------------------------------------
                     James E. Kelley
                            *                                                              Director
--------------------------------------------------------
                    Paul B. Edgerley
                            *                                                              Director
--------------------------------------------------------
                    Daniel M. Rifkin
                /s/ Tracy L. Shellabarger
--------------------------------------------------------
               * By: Tracy L. Shellabarger
                    Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibits

  Exhibit No.                                                      Description
  -----------                                                      -----------
  2.1         Agreement (Settlement Agreement), dated as of January 28, 2002, by and among Iron Dynamics, Inc., Steel Dynamics,
              Inc., various signatory lender banks, and Mellon Bank, N.A. as Agent for the Iron Dynamics lenders, incorporated by reference from Exhibit 2.1 to our Report on Form 8-K, filed February 26, 2002.
  3.1a        Amended and Restated Articles of Incorporation of Steel Dynamics, Inc., incorporated by reference from Exhibit 3.1a in Registrant's Registration Statement on Form S-1, SEC File No. 333-12521, effective November 21, 1996.
  3.1b        Articles of Incorporation of Iron Dynamics, Inc., incorporated by reference from Registrant's 1996 Annual Report on
              Form 10-K, filed March 31, 1997.
  3.2a        Amended Bylaws of Steel Dynamics, Inc., incorporated herein by reference from Exhibit 3.2a to our Registration
              Statement on Form S-3, SEC File No. 333-82210, effective February 28, 2002.
  4.1c*       Registration Rights Agreement between Steel Dynamics, Inc. as Issuer and Morgan Stanley & Co. Incorporated and
              Goldman, Sachs & Co. as Initial Purchasers, dated as of December 23, 2002, re $100,000,000 of our 4% Convertible
              Subordinated Notes due 2012.
  4.2a*       Indenture relating to our 4% Convertible Subordinated Notes due 2012, dated as of December 23, 2002, between Steel
              Dynamics, Inc. and Fifth Third Bank, Indiana as Trustee.
  5.1*        Opinion of Barrett & McNagny LLP.
  8.1*        Opinion of Sidley Austin Brown & Wood LLP.
 12.1*        Statement re computation of ratios of earnings to fixed charges for each year in the six-year period ended
              December 31, 2002.
 23.1*        Consent of Barrett & McNagny LLP (included in Exhibit 5.1).
 23.2*        Consent of Sidley Austin Brown & Wood LLP (included in Exhibit 8.1).
 23.3+        Consent of Ernst & Young LLP.
 24.1         Powers of attorney, incorporated by reference from Exhibit 24.1 to Registrant's Form S-3 Registration Statement, SEC
              File No. 333-103672, filed March 7, 2003.
 25.1*        Form T-1, Trustee's Statement of Eligibility.

----------------------
    +   Filed concurrently herewith
    *   Previously filed